Exhibit 99.1

NORTH AMERICAN ENERGY PARTNERS INC.
ANNUAL INFORMATION FORM
February 17, 2015

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Annual Information Form
February 17, 2015
A. EXPLANATORY NOTES
The information in this Annual Information Form ("AIF") is stated as at December 31, 2014, unless otherwise indicated. For an explanation of the industry and company specific terms and expressions used in our documents, please refer to the “Glossary of Terms” at the end of this AIF. All references in this AIF to “we”, “us”, “NAEPI” or the “Company”, unless the context otherwise specifies, mean North American Energy Partners Inc. and its Subsidiaries (as defined below). The financial information presented in this AIF has been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. For additional information and details, readers are referred to the audited consolidated financial statements for the year ended December 31, 2014 and notes that follow, as well as the accompanying annual Management’s Discussion and Analysis (“MD&A”) which are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.
Industry Data and Forecasts
This AIF includes industry data and forecasts that we have obtained from publicly available information, various industry publications, other published industry sources and our internal data and estimates. For example, information regarding exploration and deposit appraisal expenditures was obtained from the Natural Resources Canada. Information regarding historical capital expenditures in the oil sands was obtained from the Canadian Association of Petroleum Producers (“CAPP”).
Industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that these publications and reports are reliable, we have not independently verified the data. Our internal data, estimates and forecasts are based upon information obtained from our customers, trade and business organizations and other contacts in the markets in which we operate and our management's understanding of industry conditions. Although we believe that such information is reliable, we have not had such information verified by any independent sources. References to barrels of oil related to the oil sands in this document are quoted directly from source documents and refer to both barrels of bitumen and barrels of bitumen that have been upgraded into synthetic crude oil, which is considered synthetic because its original hydrocarbon mark has been altered in the upgrading process. We understand that there is generally shrinkage of bitumen volumes of approximately 11% through the upgrading process. We have not made any estimates or calculations with regard to these volumes and have quoted these volumes as they appeared in the related source documents.
Caution Regarding Forward-Looking Information
Our AIF is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide material information and analysis about our company and our business at a point in time, in the context of our historical and possible future development. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks, assumptions and uncertainties that could have a material impact on future prospects. Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks, assumptions and uncertainties related to such information. Readers are cautioned that actual events and results may vary.
Non-GAAP Financial Measures
A non-GAAP financial measure is generally defined by the Securities and Exchange Commission ("SEC") and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as EBITDA which is "net income before interest expense, income taxes, depreciation and amortization", "Consolidated EBITDA" (as defined in our fifth amended and restated credit agreement, our "credit agreement"), "Piling Business EBITDA" and "backlog". Where relevant, particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported in the consolidated financial statements.

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EBITDA and Consolidated EBITDA
Consolidated EBITDA is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment and certain other non-cash items included in the calculation of net income.
We believe that EBITDA is a meaningful measure of the performance of our business because it excludes interest, income taxes, depreciation and amortization that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our Credit Facility requires us to maintain both a fixed charge coverage ratio and a senior leverage ratio, which are calculated using Consolidated EBITDA from continuing operations. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under our credit facility.
As EBITDA and Consolidated EBITDA are non-GAAP financial measures, our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Consolidated EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses may ultimately result in a liability that may need to be paid and in the case of realized losses represents an actual use of cash during the period.
Consolidated EBITDA from Continuing Operations
With the sale of our Pipeline construction related assets (November 22, 2012) and our Piling related assets and liabilities (July 12, 2013) and the exit from both businesses, the results from these businesses are reported as results from "discontinued operations". We believe that our performance should be measured on our continuing operations and compared against historical results from continuing operations. "Consolidated EBITDA from Continuing Operations" is defined as Consolidated EBITDA excluding results from discontinued operations.
Piling Business EBITDA
As part of the sale of our Piling related assets and liabilities, as discussed in "Financial Results - Contingent Proceeds", we may receive contingent proceeds based on certain profitability thresholds being achieved from the use of the assets and liabilities sold. The calculation of the actual profitability performance, for the purpose of determining the contingent proceeds that we should receive, is defined in the purchase and sale agreement using substantially our definition of Consolidated EBITDA, as described above, as it applies to the Piling business with a limit placed on incremental corporate general & administrative ("G&A") costs that can be included in the determination of such EBITDA (the "Piling Business EBITDA").t

t This paragraph contains forward-looking information. Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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Backlog and future workload
Backlog is a measure of the amount of secured work a company may have outstanding. Backlog is not a GAAP measure. As a result, the definition and determination of backlog will vary among different organizations ascribing a value to backlog. We have reported our backlog in prior reporting periods, using the definition of backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract, work order, work authorization or change order specifying job scope, value and timing (limited to contracts or work orders with values exceeding $500,000).
We do not believe that backlog is an accurate indicator of the base level of our future revenue potential as a significant portion of our activity is performed under a master services agreement ("MSA") with each of our key clients. Our clients provide us with work authorizations under the MSAs as our services are required and as we have equipment fleet available to perform the work. In addition, the amount of work performed under our MSAs compared to work performed under contracts varies year-by-year.
B. CORPORATE STRUCTURE
North American Energy Partners Inc.
The Company was amalgamated under the Canada Business Corporations Act on November 28, 2006, and was the entity continuing from the amalgamation of NACG Holdings Inc. with its wholly-owned subsidiaries, NACG Preferred Corp. and North American Energy Partners Inc. The amalgamated entity continued under the name North American Energy Partners Inc. (“NAEPI”).
Subsidiaries
NAEPI includes its wholly-owned subsidiaries North American Construction Group Inc. (“NACGI”), North American Fleet Company Ltd., NACG Properties Inc. and North American Construction Holdings Inc. ("NACHI") along with the wholly-owned operating subsidiaries of NACHI. The chart below depicts our current corporate structure with respect to each of our direct subsidiaries and indirect subsidiaries (collectively the “Subsidiaries”):
NAEPI and NACGI are corporations subsisting under the Canada Business Corporations Act. All of the Subsidiaries other than NACGI are corporations subsisting under the Business Corporations Act (Alberta).

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C. OUR BUSINESS
Significant Business Events Over the Past Two Years
The following is a summary of the significant events that have influenced our business over the past two years:

•	On April 27, 2013 the Kearl Mine began production of bitumen.

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On July 12, 2013, we sold our Canadian based Piling related assets and liabilities and our US based Cyntech US Inc. legal entity and exited the Piling business (the "Piling Sale"). The sale included terms for three years of contingent proceeds, starting in 2014.

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During August 2013 we repurchased $150.0 million of our 9.125% Series 1 Senior Unsecured Debentures due 2017 ("Series 1 Debentures") and paid off the $16.3 million balance of our Term Facility under our Fourth Amended and Restated Credit Agreement from a portion of the proceeds from our Piling Sale.

•	On October 9, 2013 we signed a three year Fifth Amended and Restated Credit Agreement secured through a combination of working capital and equipment.

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On October 10, 2013, upon receiving consent from the holders of the Series 1 Debentures, we amended the restricted payment covenant in the Trust Indenture related to the Series 1 Debentures. The amendment allows us to make Restricted Payments (as defined in the Indenture) in an aggregate amount of up $30.0 million, subject to certain limitations.

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On October 30, 2013 Suncor Energy Inc.[1], Total E&P Canada Ltd.[2] and Teck Resources Limited (co-owners of the Fort Hills oil sands mine project3) announced the sanctioning of construction by their individual board of directors for the Fort Hills Mine. Suncor is the operator of the project.

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On December 19, 2013, we purchased and subsequently cancelled 1,800,000 voting common shares, in the normal course, in the United States primarily through the facilities of the New York Stock Exchange ("NYSE"). Such voting common shares represented 5% of the issued and outstanding voting common shares at the time.

•	On December 31, 2013 we changed our financial reporting year-end to a calendar year-end.

•	On April 8, 2014, we redeemed $10.0 million of our Series 1 Debentures, on a pro rata basis, for 103.042% of the principal amount.

•	On May 29, 2014, Total E&P Canada Ltd. announced the suspension of development for the Joslyn Mine, citing rising cost pressures.

•	Regretfully, on June 2, 2014, we experienced an employee fatality at our designated work area within the Suncor Millennium mine site.

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On September 10, 2014, we entered into a First Amending Agreement to the Fifth Amended and Restated Credit Agreement (the "Credit Facility") to allow for the potential further flexibility in our financing needs as we plan for the future.

•	On December 16, 2014, the Province of British Columbia sanctioned the $8.8 billion Site C Clean Energy hydro-electric dam project[4].

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Effective December 18, 2014, we commenced a normal course issuer bid for the purchase and cancellation of up to 1,771,195 of our voting common shares in the United States primarily through the facilities of the NYSE. Such voting common shares represent approximately 5% of the issued and outstanding voting common shares as of December 10, 2014. As at February 13, 2015, 1,120,000 voting common shares had been purchased and retired (500,000 as at December 31, 2014) under this bid.

•	On December 22, 2014, we purchased $6.3 million of our Series 1 Debentures for cancellation at a discounted price of $960 per $1,000 of the principal amount of the Series 1 Debentures.

1 Suncor Energy Inc. (Suncor).
2 Total E&P Canada Ltd. (Total), a wholly owned subsidiary of Total SA.
3 Fort Hills LP (Suncor Fort Hills), a limited partnership between Suncor Energy Inc. (40.8%), Total (39.2%) and Teck Resources Ltd. (20%). Suncor is the operator of the oil sands mining operations of Fort Hills.
4 Site C Clean Energy ("Site C") project is a Province of British Columbia approved project operated by BC Hydro.

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On January 2, 2015, under the terms of our long-term overburden removal contract with Canadian Natural[5] we completed the buyout of certain contract-specific equipment leases, the sale of contract-specific assets, and the assignment of other contract-specific equipment leases to the customer and received net proceeds of $36.3 million.

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The West Texas Intermediate ("WTI") price of a barrel of oil on January 31, 2015 was trading at US$47.79 / bbl, US$50.38 lower than the December 31, 2013 price, a 51% reduction (WTI prices as reported by U.S. Energy Administration Information).

For a complete discussion of the significant business events for each year see the “Significant Business Events” section of our respective annual MD&As. For a complete discussion of active projects, contract awards and the status of our current customer contracts see "Projects, Competition and Major Suppliers - Active Projects", below.
Business Overview
We provide a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.
Our core market is the Canadian oil sands, where we provide construction and operations support services through all stages of an oil sands project's lifecycle. We have extensive construction experience in both mining and in situ oil sands projects and we have been providing operations support services to four producers currently mining bitumen in the oil sands since inception of their respective projects: Syncrude6, Suncor, Imperial Oil7 and Canadian Natural. We focus on building long-term relationships with our customers and in the case of Syncrude and Suncor, these relationships span over 30 years. For a discussion on our revenue by source and revenue by end market refer to the "Our Business - Revenue by Source and Market" section, below.
We believe that we operate one of the largest fleet of equipment of any contract resource services provider in the oil sands. Our total fleet (owned, leased and rented) includes approximately 421 pieces of diversified heavy construction equipment supported by over 1,301 pieces of ancillary equipment. We have a specific capability operating in the harsh climate and difficult terrain of northern Canada, particularly in the Canadian oil sands.
While our services are primarily focused on the oil sands, we believe that we have demonstrated our ability to successfully leverage our oil sands knowledge and technology and put it to work in other resource development projects. We believe we are positioned to respond to the needs of a wide range of other resource developers and provincial infrastructure projects across Canada. We remain committed to expanding our operations outside of the Canadian oil sands.
We believe that our excellent safety record, coupled with our significant oil sands knowledge, experience, long-term customer relationships, equipment capacity and scale of operations, differentiate us from our competition and provide significant value to our customers.
Operations Overview
Our services are primarily focused on supporting the construction and operation of surface mines, particularly in the oil sands, with a focus on:
•site clearing and access road construction;
•site development and underground utility installation;
•construction and relocation of mine site infrastructure;
•stripping, muskeg removal and overburden removal;
•heavy equipment and labour supply;
•material hauling; and
•mine reclamation, tailings pond construction and tailings pond maintenance.
In addition, we provide site development services for plants and refineries, including in situ oil sands facilities, and heavy and light civil construction for major resource infrastructure projects.

5 Canadian Natural Resources Limited (Canadian Natural), owner and operator of the Horizon Oil Sands mine site.
6 Syncrude Canada Ltd. (Syncrude) - operator of the oil sands mining and extraction operations for the Syncrude Project, a joint venture amongst Canadian Oil Sands Limited (37%), Imperial Oil Resources (25%), Suncor Energy Oil and Gas Partnership (12%), Sinopec Oil Sands Partnership (9%), Nexen Oil Sands Partnership (7%), Murphy Oil Company Ltd. (5%) and Mocal Energy Limited (5%).
7 Imperial Oil Resources Limited. (Imperial Oil).

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We maintain our large diversified fleet of heavy equipment and ancillary equipment from our two significant maintenance and repair centers, one based in Fort McMurray, Alberta on a customer's mine site and one based near Edmonton, Alberta. In addition, we operate running maintenance and repair facilities at each of our customer's oil sands mine sites.
Revenue by Source
Our revenue is generated from two main sources:

•	operations support services; and

•	construction services.
Operations support services revenue
Operations support services revenue is mainly generated under site services contracts as described below. This category includes our master services agreements and typically does not include a commitment to the volume or scope of services over the life of the contract. Work under the agreement is instead awarded through shorter-term work authorizations under the general terms of the agreement.
Operations support services support the existing operations of our customers and are generally funded from our customers' operating budgets. As a result of the less discretionary nature of this type of spending, we tend to experience lower variability in the demand for these services as compared to the demand for construction services. We provide operations support services under either time-and-materials or unit-price contracts depending on such things as the degree of complexity, the completeness of engineering and the required schedule. Generally, projects that are more complex, have engineering that is less complete, or are awarded on short notice are more likely to be contracted under a time-and-materials structure. Included in our measure of operations support services is overburden removal and reclamation work performed under a long-term cost reimbursable contract with Canadian Natural.
For the year ended December 31, 2014, operations support services revenue represented 27% of our total revenues, down from 28% of our total revenue for the year ended December 31, 2013. The change reflects the impact of insourcing and cost reduction efforts by our clients, as well as increased competition on existing mine sites in the oil sands.
Construction services revenue
Construction services are related to new developments or expansion projects and are generally funded from our customers' capital budgets. As a result of the more discretionary nature of this type of spending, we tend to experience a higher level of variability in the demand for these services as compared to the demand for operational support services. We provide construction services under lump-sum, unit-price, and time-and-materials contracts. The contract value is typically defined if the contract is a lump-sum or unit price and in certain cases, time-and-materials contracts if the scope is defined.
For the year ended December 31, 2014, construction services revenue represented 73% of total revenues, up from 72% of total revenues for the year ended December 31, 2013. The significant increase in the current year is a result of multiple civil construction and site preparation projects related to the sanctioning of the Fort Hills mine.
Revenue by End Market
Our revenue can potentially be generated from three main end markets:

•	Canadian oil sands;

•	non-oil sands resource development; and

•	provincial infrastructure.
Canadian oil sands market
Our core end-market is the Canadian oil sands where, according to the Canadian Association of Petroleum Producers ("CAPP"), the oil sands represent 97% of Canada's recoverable oil reserves with proven reserves of 167 billion barrels. This is the third largest proven oil reserve in the world, next to Saudi Arabia and Venezuela. It is also the world's largest reserve open to private sector investment. CAPP reported that oil sands production reached 1.95 million barrels per day ("bpd") in 2013, representing 54.8% of Canada's total oil production for that same year. CAPP estimates that oil sands production will grow by about 153% to 4.81 million bpd by 2030. CAPP's estimate for 2014 oil sands capital spending is $29.0 billion, $2.0 billion higher than the industry spend in 2013.

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Oil sands are grains of sand covered by a thin layer of water and coated by heavy oil or bitumen. Bitumen, because of its structure, requires extraction techniques to separate it from the sand and other foreign matter. There are currently two main methods of extraction: (i) open pit mining, where bitumen deposits are sufficiently close to the surface to make it economically viable to recover the bitumen by treating mined sand in a surface plant; and (ii) in situ technology, where bitumen deposits are buried too deep for open pit mining to be cost effective. Operators instead inject steam into the deposit, lowering the viscosity of the bitumen so that the bitumen can be separated from the sand and pumped to the surface, leaving the sand in place. The choice of extraction method is entirely based on the geographic features of the land and the two methods are not interchangeable.
CAPP reports that 44% of 2013 oil sands production came from mining projects, while the remaining 56% came from in situ projects. Total production from mining and in situ may not remain approximately equal in the future. Of the 4.8 million bpd estimated oil sands production in 2030, CAPP anticipates that approximately one third will be generated by mining projects with the remaining two thirds coming from in situ projects. This represents an 88% increase in mining production and a 192% increase in in situ production, compared to the CAPP's reported 2013 levels.
We support both in situ and mine development projects by providing construction services such as clearing, site preparation and underground utilities installation during the three-to-four-year construction phase. Once the construction phase is completed, we transition into operations support services for customers operating oil sands mines. Our operations support services range from overburden removal to tailings management to site reclamation and continue through the typical 40-year lifecycle of the mine.
The requirement for operations support services typically grows as mines age. Mine operators tend to construct their plants closest to the easy-to-access bitumen deposits (less overburden and/or higher quality bitumen) to maximize profitability and cash flow at the beginning of their projects. As the mines move through their lifecycle, easy-to-access, high-quality bitumen deposits are depleted and operators must go greater distances and move more material to secure the required volume of oil sand to feed the plant at capacity8. As a result, the total capacity of digging and hauling equipment must increase, together with an increase in the ancillary equipment and services needed to support these activities. In addition, as the mine extends to new areas, operators will often relocate mine infrastructure in order to reduce haul distances. This creates demand for mine construction services in the expansion area, as well as reclamation services to remediate the mined-out area. Accordingly, the demand for operations support services grows, even during periods of stable production, because the geographical footprint of existing mines expands under normal operation.
There are a number of projects related to mine expansions and new developments in the advanced permitting and engineering stages across Canada and we believe this is a strong market for our construction services and operations support services. We believe we are in a position to benefit from mineral exploration spending.
Current Canadian oil sands business conditions
For the year ended December 31, 2014, 97% of our total revenues were generated from the Canadian oil sands, compared to 98% of our total revenues for the year ended December 31, 2013.
Operations support services: As a result of the significant downturn in the WTI price of a barrel of oil, some oil sands operators have announced reductions in their capital budget and workforce as they attempt to control costs. While these capital reductions relate primarily to in situ projects, due to their shorter-term nature, the oil sands operators are also focused on reducing their oil sands mine cost structure for operating and maintenance capital activities through a comprehensive review of costs.
Oil sands mines have a life span that is often in excess of 40 years and are therefore less sensitive to short-term volatility in oil prices. While we expect the market for these services to remain competitive in 2015, we do not anticipate a large slowdown. Instead, we expect our customers to continue their focus on operating and capital spending discipline. We have contracts in place at every major mine site in the oil sands and we are actively partnering with our customers to identify efficiencies that we believe can generate cost savings that both we and our customers can share in. We believe that we have the operational flexibility to quickly respond to changes in our customers' operational support requirements.t

8 As oil sand quality declines (lower quantity of oil per cubic meters of sand), it is necessary to mine a greater volume to achieve the same volume of produced oil; as overburden thickens (the oil sands seam generally dips to the south), it is necessary to mine a greater volume of overburden to expose the mineable oil sands.
t This paragraph contains forward-looking information. Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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Construction services: Capital spending on the development of long-term oil sands mining projects is not sensitive to short-term fluctuations in the price of oil. Starting and stopping long-term, capital-intensive mining projects is inefficient due to the considerable demobilization and remobilization costs that would be incurred.
Part of the growth in oil sands capital spending is expected to be driven by the development of new mines and the expansion of existing mines. While Total announced on May 29, 2014 that it would not proceed with the Joslyn North Mine Project9, citing diminishing economics for the project, Suncor is continuing the development of the $13.5 billion Fort Hills Mine Project.t
Canadian Natural has announced 2015 capital spending plans of approximately $3.0 billion related to its Horizon Mine, including phase 2/3 project expansions, that have been reduced by approximately 10% from previous expectations. Syncrude announced reduced capital spending plans related to tailings management initiatives and mine relocation projects at both the Aurora10 and Mildred Lake Mines11 as these projects near completion.
Capital expenditures related to a number of in situ projects have recently been deferred, or placed on hold. Canadian Natural has announced that it will defer a significant amount of expenditures related to its Kirby North Phase 1 thermal12 in situ project. Also, Suncor recently announced that it would be deferring its MacKay River 213 and White Rose Extension14 in situ projects.
Anticipated 2015 oil sands capital spending activity levels in the mining area are likely to remain robust with the majority of capital spending reductions focusing on in situ projects. Investments in the oil sands mining area are likely to continue to drive demand for construction services and provide additional bidding opportunities; however, many of the projects are subject to approvals and could also be impacted by further volatility in market conditions. In addition, not all of the construction demand will be directly related to NACG's core heavy civil construction service offering and the market for these services remains competitive.t
Non-oil sands resource development market
We pursue a variety of civil construction, site development and mine support opportunities with resource developers outside of the oil sands. The resource mining industry is of special interest to us with Canada being one of the largest mining nations in the world and our significant experience providing construction and operation support services to customers with large surface mining projects. The conventional oil and gas industry is another market for us with major industrial construction projects that create opportunities to provide construction services. We have expertise providing site development for plants and refineries. For the year ended December 31, 2014, we did not generate revenue from the non-oil sands resource development market, compared to 2% of our total revenues for the year ended December 31, 2013.
Current non-oil sands resource development business conditions
According to Natural Resources Canada, despite the expectation for exploration and deposit appraisal expenditures in Canada to decline to $2.1 billion in 2014, from the level of $2.3 billion in 2013, spending is still above the cyclical low of $1.9 billion in 2009.
Provincial infrastructure
We continue to pursue revenue diversification opportunities outside of the Canadian oil sands, such as the Government of Alberta Ministry of Transport Highway 63 project, which we were awarded in the first quarter of 2014 and will continue into 2015. For the year ended December 31, 2014, 3% of our total revenues were generated from provincial infrastructure. We did not generate any revenue from provincial infrastructure during the year ended December 31, 2013.

9 Joslyn North Mine Project (Total Joslyn), a joint venture amongst Total (38.25%), Suncor (36.75%), Occidental Petroleum Corporation (15%) and Inpex Corporation (10%). Total is the operator oil sands mining and extraction operations of the Joslyn North Mine Project.
10 Aurora Project (Aurora), owned and operated by Syncrude Canada Ltd.
11 Mildred Lake oil sands mine, owned and operated by Syncrude Canada Ltd.
12 Phase 1 of the Kirby In Situ Oil Sands Expansion Project (Kirby Expansion Project), owned and operated by Canadian Natural.
13 MacKay River 2 is the second phase of the Suncor Energy Inc. owned and operated MacKay River project
14 White Rose Expansion Project is a joint venture between Husky Oil Operations Limited ("Husky") (68.875%), Suncor Energy Inc. (26.125%) and Nalcor Energy - Oil and Gas Inc. (5%), with Husky being the operator and the majority owner.
t This paragraph contains forward-looking information. Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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Additionally, there are significant opportunities related to the Site C hydro-electric dam project in British Columbia. The Site C project is a proposed third dam on the Peace River in northern British Columbia. The estimated cost of the project is $8.8 billion. We have pre-qualified, as part of a contractor consortium that is one of only four proponent teams, to bid for the main civil work package associated with this project. Based on recent announcements, we also expect that a smaller early works package will be tendered for award in the first quarter of 2015 with the main civil work package to follow by early summer.
Competitive Strengths
We believe our competitive strengths are as follows:
Leading market position in contract mining services
We believe we are the premier provider of contract mining services in the Canadian oil sands. We have operated in Western Canada for over 60 years and have participated in every significant oil sands mining project since operators first began developing this resource over 30 years ago. This has given us extensive experience operating in the challenging working conditions created by the harsh climate and difficult terrain of the oil sands and Northern Canada. We have amassed what we believe is the most diverse fleet of any contract services provider in the oil sands. We believe the combination of our significant size and extensive experience makes us one of only a few companies capable of taking on long-term, large-scale mining and heavy construction projects in the oil sands.
Large, well-maintained equipment fleet
As of December 31, 2014, we had a heavy equipment fleet of approximately 421 owned, leased and rented units, made up of shovels, excavators, trucks and dozers as well as loaders, graders, packers and barges. We believe we have a modern, well-maintained fleet of equipment to service our clients' needs. We are one of only a few contractors to operate trucks larger than 240 tons capacity which gives us a competitive advantage with respect to both skill base and equipment availability. The size and diversity of our fleet provides us with the potential to respond on short notice and provide customized fleet solutions for each specific job.
A well-maintained fleet is critical in the harsh climatic and environmental conditions we encounter. Our significant maintenance and repair center on one of our customers' oil sands sites is capable of accommodating the largest pieces of equipment in our fleet. Our major repair facility located near Edmonton, Alberta can perform similar major maintenance and repair activities as our facility in the oil sands and provides back-up maintenance and repair requirements for oil sands equipment. In addition, we operate running repair and maintenance facilities on each of our customer's oil sands sites. We believe our combination of onsite and offsite service capabilities increases our efficiency. This, in turn, reduces costs and increases our equipment utilization, thereby enhancing our competitive edge and profitability.t
Broad service offering across a project’s lifecycle
We are considered to be a “first-in, last-out” service provider in the oil sands because we provide services through the entire lifecycle of oil sands and non-oilsands projects. Our work typically begins with the initial consulting services provided during the planning phase, including review of constructability, engineering and budgeting. This leads into the construction phase during which we provide a fuller range of services, including clearing, muskeg removal, site preparation, mine infrastructure construction and underground utility installation. As our mining customers move into mine production, we support the preparation of the mine by providing ongoing site maintenance and upgrading, equipment and labour supply, overburden removal and land reclamation. Given the long-term nature of oil sands projects, we believe that our extensive experience has enabled us to establish ongoing relationships with our customers through a continuous supply of services as we transition from one stage of the project to the next. We believe that the expertise that we have developed in mining and the oil sands is transferable to other resource industries across Canada.

t This paragraph contains forward-looking information. Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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Long-term customer relationships
We have established strong, long-term relationships with major oil sands producers and conventional oil and gas producers. Our largest customers are producers that mine bitumen in the oil sands and we have worked with each of these customers since they began operations in the oil sands. In the case of Syncrude and Suncor, our relationships date back over 30 years. The longevity of our customer relationships reflects our ability to deliver a strong safety and performance record, a well-maintained, highly capable fleet and a staff of well-trained, experienced supervisors, operators and mechanics. In addition, our practice of maintaining offices and maintenance facilities directly on most of our oil sands customers' sites enhances the relationship. Our proximity and close working relationships typically result in advance notice of projects, enabling us to anticipate our customers' needs and align our resources accordingly.
Operational flexibility
The combination of our onsite fleet and our existing relationships with multiple oil sands operators makes it possible for us to easily and cost-efficiently transfer equipment and other resources among projects. This keeps us highly responsive to customer needs and is essential in providing operational support services, where lead times are short and the work loads are highly variable. This also serves as a barrier to potential new competitors who may be unable to dedicate a fleet of equipment to the region without the security of a long-term contract. The fact that we work on the majority of major sites in the oil sands contributes to our flexibility, enhances the stability of our business model and enables us to continue bidding profitably on new contracts.
Our Strategy
Our strategy is to be an integrated service provider of choice for the developers and operators of resource-based industries in a broad and often challenging range of environments and to leverage our equipment and expertise to support the development of provincial infrastructure projects across Canada. We will continue to implement this strategy with the following tactics:

•
Enhance safety culture: We are committed to elevating the standard of excellence in health, safety and environmental protection with continuous improvement along with greater accountability and compliance. Our aim is to have zero incidents.

•
Increase customer satisfaction: We intend to continue strengthening our relationships with new and existing customers to win an increased share of the services outsourced in connection with their projects. We have taken up the challenge from our customers to work closely with them in identifying project efficiencies and cost savings whereby we will both benefit from the outcome.

•
Maintain productivity and profitability: We intend to maintain productivity and profitability during the current economic uncertainty in the oil sands by identifying further opportunities to improve our operating efficiency, project execution, cost structure, and optimization of the life of our equipment fleet.

•	Improve cash flow: We intend to manage our profitability, working capital and capital investments to grow the generation of positive free cash flow[15].

•
Maintain a strong balance sheet: We intend to continue with our disciplined debt restructuring program to increase financial capacity and to provide a stable base from which we can weather current economic uncertainties and have the ability to take advantage of organic growth and acquisition opportunities as they arise.

•	Increase our presence outside the oil sands: We intend to leverage our equipment and expertise to extend our services to other resource industries and provincial infrastructure projects across Canada.
For a discussion on our 2014 accomplishments against our strategy see the “Significant Business Events - Accomplishments against our 2014 strategic priorities” section of our annual MD&A, which section is expressly incorporated by reference into this AIF.

15 Free cash flow for the year ended December 31, 2014 represents cash from operations ($41.7 million) less cash used in investing activities ($19.5 million), adjusted to exclude cash used for growth capital expenditures ($2.0 million) and cash used for/from acquisitions ($nil).

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D. PROJECTS, COMPETITION AND MAJOR SUPPLIERS
Active Projects
Canadian Natural: Horizon Mine
Canadian Natural completed construction of its Horizon Oil Sands Project and achieved first oil production in early 2009. This oil sands mining project has a targeted production capacity of 110,000 barrels per day (“bbl/d”) from Phase 1. Canadian Natural has plans to ultimately increase total production capacity to 500,000 bbl/d through future expansions. Phase 2 of the mine expansion plan is progressing under a staggered construction scenario and Phase 3 is currently in the planning stages.
On July 1, 1995 we signed a 10-year unit rate overburden removal contract with Canadian Natural for the performance of overburden removal and reclamation activities. On March 27, 2012, we signed a contract amendment with Canadian Natural changing the contract to a target-price contract and accelerating the purchase of 85% of the identified contract-specific assets, with the sale of the remaining contract-specific assets scheduled to occur as equipment leases expire or at the completion of the contract. The contract expires on June 30, 2015.
On January 2, 2015, Canadian Natural exercised their right, under the terms of the long-term contract, to purchase the balance of the contract-specific assets and also to assume responsibility for the maintenance activities for this fleet. We received approximately $36.3 million in net proceeds and have substantially reduced our operating lease expense as a result. We continue to provide operating manpower and manage the execution of the overburden removal activities and we are in discussions with the customer about extending the term of this arrangement.
Additional activities not related to the overburden removal contract continue on this site. For example, we recently completed the construction of a mechanically stabilized earth ("MSE") wall and are currently winding-up a hydro-transport corridor project at this site.
Suncor: Steepbank Mine and Millennium Mine
Suncor's current mining operation includes the Steepbank and Millennium mines, which have a current combined average production of approximately 300,000 bbl/d.
In July 2011, we were awarded a five-year master services agreement ("MSA") to provide early reclamation, overburden removal, civil construction and mine services at Suncor's Steepbank and Millennium oil sands mines. We were recently awarded a contract to perform tailings pond maintenance activities for this customer during the current winter season.
Suncor: Fort Hills Mine
Suncor is the operator of the Fort Hills mine and owns a 40.8% interest in the Fort Hills project. The Fort Hills project is currently in development and expected to produce first oil as early as the fourth quarter of 2017. The planned initial production capacity of the Fort Hills project is 180,000 bbl/d.
We are in the final stages of a project at the Fort Hills Mine site that involves the preparation and installation of approximately 8 kilometers of roads and underground pipelines that border the four main plants at the Fort Hills Mine site. The project also includes backfill, cleaning and testing of the pipelines, and rough grading of the area. The pipeline systems transport: firewater, potable water, raw water, natural gas and sanitary sewage.
Syncrude: Base Mine and Aurora Mine
Syncrude's current mining operations include the Base Mine (Mildred Lake) and the Aurora Mine, which have a current combined production capacity of approximately 350,000 bbl/d. Further planned expansions include the development of a new mine, Mildred Lake Extension ("MLX"), on the existing Base Plant lease by 2020 and Aurora South, which could potentially increase total production capacity to 500,000 bbl/d by the 2020's or later.
In November 2010, Syncrude awarded us a four-year MSA, which enables us to execute various types of projects and mine support services for this customer. Construction work authorizations are issued for projects under both time-and-materials and unit-price arrangements. We are currently working on reclamation activities at the Base Mine during the current winter season for this customer. The MSA has been extended until June 2015 and we are in discussions with this customer about a new agreement.

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Imperial Oil: Kearl Mine
The Kearl oil sands project is jointly owned between Imperial Oil (operator) and ExxonMobil Canada with an initial target production capacity of approximately 110,000 bbl/d. An expansion phase will add another 110,000 bbl/d by late 2015. Future de-bottlenecking is expected to increase total production capacity to 345,000 bbl/d by about 2020.
In November, 2012, we signed a five-year MSA to provide civil mine support services at the Kearl site. In the fourth quarter of 2014, we were awarded an additional contract for the provision earthwork and water management at the Kearl mine site. The scope of work includes: soil stripping, haul road construction, soil salvage, and a water management system.
Alberta Transportation: Highway 63
The Government of Alberta committed to twinning 240 kilometers of Highway 63 which is located between Grassland, Alberta, and Fort McMurray, Alberta, by fall 2016. By fall 2015, 70 percent of the project is expected to be complete. In the first quarter of 2014, we were awarded a $16.0 million contract for grading on a 9 kilometer section of the Highway 63 project. We anticipate that our work will be complete by August 2015.t
Recently Completed Projects
Total E&P Canada: Joslyn North Mine
We completed the initial earthworks at the Joslyn North Mine Project, including clearing the site, ditching and establishing access (roads, drainage etc.) in preparation for the planned future construction of the mine and extraction facility. Work under the contract was awarded in November 2011 and was completed in the fourth quarter, 2014.
On May 29, 2014, Total E&P Canada Ltd. announced the suspension of development for the Joslyn mine, citing rising cost pressures.
Suncor: Fort Hills Mine
We recently completed a water management project at the Fort Hills Mine site. The project was designed to keep out-of-pit tailings water from entering the environment. The project involved maintaining the structural integrity of the out-of-pit tailings starter dyke by establishing various drains. Additionally, we recently completed the construction of a MSE wall at the Fort Hills Mine site. This MSE wall will be used in connection with the ore preparation plant on the Fort Hills Mine site.
Canadian Natural: Horizon Mine
We recently completed the construction of a MSE wall at the Horizon Mine site. As part of the phase 2/3 development strategy at the Horizon Mine, this MSE wall will be used for the ore preparation plant trains 4&5.
Competition
The majority of our new business is secured through formal bidding processes in which we are required to compete against other suppliers. Factors that impact success on competitive bids include price, safety, reliability, scale of operations, equipment and labour availability and quality of service.
We have seen a change in our competitive environment and customer behavior in the oil sands over the past three years. Oil sands operators have intensified their focus on controlling costs and are now directly challenging their suppliers to partner with them to identify cost savings opportunities in the operator's supply chain. This pressure on pricing by our customers has resulted in an increase in competition for oil sands project tenders.
Our principal competitors include Klemke Mining Corporation, Aecon Group Inc., Graham Construction Ltd, Ledcor Construction Limited (“Ledcor”), Peter Kiewit and Sons Co. Ltd., Sureway Construction Ltd. and Thompson Bros (Constr) Ltd. In underground utilities installation, Voice Construction Ltd., Ledcor and IGL Canada, KBR Inc., JV Driver Projects Inc. and PCL Constructors Inc. are our major competitors.

t This paragraph contains forward-looking information. Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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Major Suppliers
We have long-term relationships with the following equipment suppliers:

•	Finning International Inc. (over 45 years), the Caterpillar heavy equipment supplier in Alberta for the majority of our mining fleet;

•	Wajax Corporation (over 20 years), the supplier of our mining and construction Hitachi Excavators and Shovels;

•	Brandt Tractor Ltd. (over 30 years), the Alberta supplier for our John Deere construction Excavators; and

•	SMS Equipment (over 6 years), the Canadian supplier of a fleet of our large Komatsu mining trucks.
In addition to the supply of new equipment, each of these companies is a major supplier for equipment rentals, maintenance parts and service labour. We are also actively working with these suppliers to identify shared cost savings opportunities, including opportunities to reduce our rental fleet and focus on parts management.
We have a tire agreement with Bridgestone along with tire allocations from Michelin and Goodyear which have allowed us to maintain tire inventories required to keep our fleet fully operational. Tire availability has improved with the downturn in the global economy, however as we have experienced in the past, tire supply can be negatively affected by strong economic conditions or if there is an interruption in global production. Our inventory is such that we do not anticipate a tire shortage.t
E. RESOURCES AND KEY TRENDS
Fleet and Equipment
We operate and maintain a heavy equipment fleet, including dozers, graders, loaders, mining trucks, shovels, compactors, scrapers and excavators. We also maintain a fleet of ancillary vehicles including various service and maintenance vehicles. Overall, the equipment is in good condition, subject to normal wear and tear. Our credit facility is secured by liens on substantially all of our equipment. We lease some of this equipment under lease terms that include purchase options.
We acquire our equipment in three ways: capital expenditures, capital leases and operating leases (for a discussion on our equipment additions see the “Resources and Systems - Liquidity”, section of our annual MD&A, which section is expressly incorporated by reference into this AIF). The following table sets forth our owned and leased heavy equipment fleet (does not include rental equipment) as at December 31, 2014:

Category	Capacity Range	Horsepower Range	Number Owned	Number Leased
Articulating trucks	30 to 40 tons	305 ‑ 406	5	20
Mining trucks	40 to 330 tons	476 ‑ 2,700	85	36
Shovels	35‑80 cubic yards	2,600 ‑ 3,760	2	—
Excavators	1 to 29 cubic yards	90 ‑ 1,944	46	24
Dozers	20,741 lbs to 230,100 lbs	96 - 850	48	43
Graders	14 to 24 feet	150 ‑ 500	13	5
Loaders	1.5 to 16 cubic yards	110 ‑ 690	34	11
Packers	14,175 to 68,796 lbs	216 ‑ 315	5	—
Articulating Water Trucks	8,000 gallon	406	3	—
Float Trucks	250 tons	703	4	—
Heavy Oil Recovery Barge	30,000 US gal per hour	125	9	—
Tractors	43,000 lbs	460	2	—
Total			256	139

Our equipment ownership strategy allows us to meet our customers' variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs. We complement our equipment fleet through the short-term (less than 12 months) rental of equipment to meet the demands of specific projects.

t This paragraph contains forward-looking information. Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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Facilities
We own and lease a number of buildings and properties for use in our business, the locations of which were chosen for their geographic proximity to our major customers. Our corporate offices are located in Edmonton, Alberta. Our primary administrative functions are carried out from offices in Edmonton, Alberta and Acheson, Alberta, where we also have a major equipment maintenance facility. Additional project management and equipment maintenance functions are carried out from leased and owned regional facilities near Fort McMurray, Alberta. The following table describes our primary facilities:

Location	Function	Owned or Leased	Lease Expiration Date
Edmonton, Alberta (Corporate)	Corporate head office and administrative office	Leased	6/30/2023

Acheson, Alberta	Administrative office and major equipment repair facility	Leased	11/30/2017

Fort McMurray, Alberta (Syncrude Ruth Lake site)	Regional office and large maintenance facility	Building owned, land provided	8/31/2021
Credit Facility
For a description of our credit facilities, see the “Credit Facility” section of our annual MD&A, which section is expressly incorporated by reference into this AIF.
Variability of Results
A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including:

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;

•	seasonal weather and ground conditions;

•	certain types of work that can only be performed during cold, winter conditions when the ground is frozen;

•	the timing of equipment maintenance and repairs;

•	the timing of project ramp-up costs as we move between seasons or types of projects;

•	the timing of resolution for claims and unsigned change-orders;

•	the accounting for unrealized non-cash gains and losses related to foreign exchange and derivative financial instruments; and

•
the level of borrowing under our Series 1 Debentures and Credit Facility and the number of assets secured through capital leases and the corresponding interest expense recorded against the outstanding balance of each.

For a description of our variability of results, see the “Summary of Quarterly Results” section of our annual MD&A, which section is expressly incorporated by reference into this AIF.
F. LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Many aspects of our operations are subject to various federal, provincial and local laws and regulations, including, among others:
•    permit and licensing requirements applicable to contractors in their respective trades;
•    building and similar codes and zoning ordinances; and
•    laws and regulations relating to worker safety and protection of human health.
We believe that we have all material required permits and licenses to conduct our operations and are in substantial compliance with applicable regulatory requirements relating to our operations. Our failure to comply with the applicable regulations could result in substantial fines or revocation of our operating permits.

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Our operations are subject to numerous federal, provincial and municipal environmental laws and regulations, including those governing the release of substances, the remediation of contaminated soil and groundwater, vehicle emissions and air and water emissions. Federal, provincial and municipal authorities, such as Alberta Environment, Saskatchewan Environment, the British Columbia Ministry of Environment and other governmental agencies, administer these laws and regulations.
The nature of our operations and our ownership or operation of property exposes us to the risk of claims with respect to environmental matters and there can be no assurance that material costs or liabilities will not be incurred in relation to such claims. For example, some laws can impose strict joint and several liability on past and present owners or operators of facilities at, from or to which a release of hazardous substances has occurred, on parties who generated hazardous substances that were released at such facilities and on parties who arranged for the transportation of hazardous substances to such facilities. If we were found to be a responsible party under these statutes, we could be held liable for all investigative and remedial costs associated with addressing such contamination, even though the releases were caused by a prior owner or operator or third party. We are not currently named as a responsible party for any environmental liabilities on any of the properties on which we currently perform or have performed services. However, our leases typically include covenants that obligate us to comply with all applicable environmental regulations and to remediate any environmental damage caused by us to the leased premises. In addition, claims alleging personal injury or property damage may be brought against us if we cause the release of or any exposure to harmful substances.
Our construction contracts require us to comply with environmental and safety standards set by our customers. These requirements cover such areas as safety training for new hires, equipment use on site, visitor access on site and procedures for dealing with hazardous substances.
Capital expenditures relating to environmental matters during the fiscal years ended December 31, 2014 and 2013 were not material. We do not currently anticipate any material adverse effect on our business or financial position because of future compliance with applicable environmental laws and regulations. Future events, however, such as changes in existing laws and regulations or their interpretation, more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws and regulations may require us to make additional expenditures which may or may not be material.
Legal Proceedings and Regulatory Actions
For a description of legal proceedings and regulatory actions, see the “Legal and Labour Matters - Legal Proceedings and Regulatory Actions” section of our annual MD&A, which section is expressly incorporated by reference into this AIF.
Employees and Labour Relations
For a description of our employees and labour relations, see the “Legal and Labour Matters - Employees and Labour Matters” section of our annual MD&A, which section is expressly incorporated by reference into this AIF.
G. DESCRIPTION OF SECURITIES AND AGREEMENTS
Some of the statements contained herein are summaries of the material provisions of our articles of amalgamation relating to dividends, distribution of assets upon dissolution, liquidation or winding up. A copy of our articles of amalgamation can be found on www.sedar.com.
Capital Structure
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares.
On December 19, 2013, we purchased and subsequently cancelled 1,800,000 voting common shares, in the normal course primarily through the facilities of the New York Stock Exchange ("NYSE"), representing approximately 5% of our outstanding voting common shares at the time of purchase, using monetized claims from our business divestments.
Effective December 18, 2014, we commenced a second normal course issuer bid for the purchase and cancellation of up to 1,771,195 voting common shares (approximately 5% of the outstanding voting common shares). As at February 13, 2015, 1,120,000 voting common shares had been purchased and retired (500,000 as at December 31, 2014) under this bid.

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All purchases of shares in the United States were made in compliance with Rule 10b-18, under the US Securities Exchange Act of 1934, whereby the safe harbor conditions limited the number of shares that could be purchased per day to a maximum of 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, with certain exceptions permitted for block trading. The price per share, for all but the block trades, was based on the market price of such shares at the time of purchase, in accordance with regulatory requirements.
On June 12, 2014, we entered into a trust agreement whereby the trustee will purchase and hold common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under the new equity classified Restricted Share Unit ("RSU") and Performance Share Unit ("PSU") long-term incentive plans are to be settled. Units granted under our RSU and PSU plans typically vest at the end of a three-year term.
As at February 13, 2015, there were 34,303,916 voting common shares outstanding, which included 917,047 common shares held by the trust and classified as treasury shares on our consolidated balance sheets (34,923,916 common shares, including 589,892 common shares classified as treasury shares at December 31, 2014). We had no non-voting common shares outstanding on any of the foregoing dates.
Voting Common Shares
Each voting common share has an equal and ratable right to receive dividends to be paid from our assets legally available therefore when, as and if declared by our board of directors.
In the event of our dissolution, liquidation or winding up, the holders of common shares are entitled to share equally and ratably in the assets available for distribution after payments are made to our creditors. Holders of common shares have no pre-emptive rights or other rights to subscribe for our securities. Each common share entitles the holder thereof to one vote in the election of directors and all other matters submitted to a vote of shareholders, and holders of common shares have no rights to cumulate their votes in the election of directors.
Non-Voting Common Shares
Except as prescribed by Canadian law and except in limited circumstances, the non-voting common shares have no voting rights but are otherwise identical to the voting common shares in all respects. The non-voting common shares are convertible into voting common shares on a share-for-share basis at the option of the holder if the holder transfers, sells or otherwise disposes of the converted voting common shares: (i) in a public offering of our voting common shares; (ii) to a third party that, prior to such sale, controls us; (iii) to a third party that, after such sale, is a beneficial owner of not more than 2% of our outstanding voting shares; (iv) in a transaction that complies with Rule 144 under the Securities Act of 1933, as amended; or (v) in a transaction approved in advance by regulatory bodies.
Options
Other than the exercise of options under the stock option plan, there have been no issuances of shares.
Dividends
On February 19, 2014, we announced that as part of our long term strategy to maximize shareholders' value and broaden our shareholder base, the Board of Directors approved the implementation of a new dividend policy. We intend to pay an annual aggregate dividend of eight Canadian cents ($0.08) per common share, payable on a quarterly basis.
We paid regular quarterly cash dividends of $0.02 per share on common share during the year ended December 31, 2014 on each of the following dates: April 21, 2014; July 21, 2014; and October 21, 2014. At December 31, 2014, an amount of $697 was included in accrued liabilities related to the fourth quarter dividend. This amount was subsequently paid to shareholders on January 23, 2015.

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Trading Price and Volume
The following tables summarize the highest trading price, lowest trading price and volume for our common shares on the Toronto Stock Exchange (“TSX”) (in Canadian dollars) and on the NYSE (in US dollars) on a monthly basis from December 2013 to January 2015:

Toronto Stock Exchange
Date	High ($)	Low ($)	Volume
January 2015	3.95	3.20	1,642,155
December 2014	5.24	3.38	2,227,368
November 2014	6.24	5.00	979,426
October 2014	7.44	5.60	727,304
September 2014	7.49	6.72	969,336
August 2014	7.98	7.01	834,805
July 2014	8.64	7.52	1,530,238
June 2014	8.80	8.38	1,711,079
May 2014	9.22	8.00	1,348,949
April 2014	8.84	7.70	1,598,307
March 2014	8.00	7.16	445,216
February 2014	7.52	6.41	1,750,239
January 2014	7.00	5.84	3,893,220
December 2013	6.45	5.65	529,119

New York Stock Exchange
Date	High ($)	Low ($)	Volume
January 2015	3.23	2.65	2,324,355
December 2014	4.59	2.92	2,899,024
November 2014	5.48	4.33	934,529
October 2014	6.63	5.03	885,335
September 2014	6.92	6.03	1,101,169
August 2014	7.30	6.42	1,082,608
July 2014	8.44	6.95	1,311,058
June 2014	8.21	7.67	1,851,319
May 2014	8.50	7.28	2,699,239
April 2014	8.02	6.96	2,211,649
March 2014	7.26	6.45	1,538,530
February 2014	6.78	5.83	1,826,129
January 2014	6.28	5.40	1,417,118
December 2013	6.13	5.36	2,748,815
Registration Rights Agreement
At the time of our IPO, we entered into registration rights agreements with certain shareholders. The only shareholder who is still party to such agreement is Mr. William Oehmig, one of our directors. The shareholders party to the agreement and their permitted transferees are entitled, subject to certain limitations, to include their common shares in a registration of common shares we initiate under the Securities Act of 1933 (“Securities Act 1933”), as amended. In addition, such shareholders have the right to require us to effect the registration of all or any part of such shareholders’ common shares under the Securities Act 1933, referred to as a “demand registration,” so long as the amount of common shares to be registered has an aggregate fair market value of at least US$5.0 million and, at such time, the SEC has ordered or declared effective fewer than four demand registrations initiated by us pursuant to the registration rights agreement. If the aggregate number of common shares that the shareholders party to the agreement request us to include in any registration, together, in the case of a registration we initiate, with the common shares to be included in such registration, exceeds the number which, in the opinion of the managing underwriter, can be sold in such offering without materially affecting the offering price of such shares, the

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number of shares of each shareholder to be included in such registration will be reduced pro rata based on the aggregate number of shares for which registration was requested. The shareholders party to the agreement have the right to require, after four demand registrations, one registration in which their common shares will not be subject to pro rata reduction with others entitled to registration rights.
We may opt to delay the filing of a registration statement required pursuant to any demand registration for:

•	up to 120 days following a request for a demand registration if:

•	we have decided to file a registration statement for an underwritten public offering of our common shares, from which we expect to receive net proceeds of at least US$20.0 million; or

•
we have initiated discussions with underwriters in preparation for a public offering of our common shares from which we expect to receive net proceeds of at least US$20.0 million and the demand registration, in the underwriters’ opinion, would have a material adverse effect on the offering; or

•	up to 90 days following a request for a demand registration if we are in possession of material information that we reasonably deem advisable not to disclose in a registration statement.
Our right to delay the filing of a registration statement if we possess information that we deem advisable not to disclose does not obviate any disclosure obligations which we may have under The Securities Exchange Act of 1934 or other applicable laws; it merely permits us to avoid filing a registration statement if our management believes that such a filing would require the disclosure of information which otherwise is not required to be disclosed and the disclosure of which our management believes is premature or otherwise inadvisable.
The registration rights agreement contains customary provisions whereby we and the shareholders party to the agreement covenant to indemnify and contribute to each other with regard to losses caused by the misstatement of any information or the omission of any information required to be provided in a registration statement filed under the Securities Act 1933. The registration rights agreement requires us to pay the expenses associated with any registration other than sales discounts, commissions, transfer taxes and amounts to be borne by underwriters or as otherwise required by law.
9.125% Series 1 Debentures
On April 7, 2010, we closed a private placement of 9.125% Series 1 Debentures (as defined below) due 2017 (the "Series 1 Debentures") for gross proceeds of $225.0 million and net proceeds after commissions and related expenses of $218.1 million as part of a debt restructuring plan. Financing fees of $6.9 million were incurred in connection with the Series 1 Debentures and were recorded as deferred financing costs.
In August, 2013, as a result of the sale of our Piling business and as part of our debt restructuring, we purchased $8.1 million of the aggregate principal of the Series 1 Debentures for cancellation and redeemed $141.9 million of aggregate principal of the Series 1 Debentures on a pro rata basis for 104.563% of the principal amount, plus accrued and unpaid interest. We recorded a loss on debt extinguishment of $0.1 million.
On April 8, 2014 we redeemed $10.0 million of the Series 1 Debentures on a pro rata basis for 103.042% of the principal amount, plus accrued and unpaid interest and recorded a premium on redemption of debentures of $0.3 million.
On December 22, 2014, we purchased $6.3 million of the Series 1 Debentures for cancellation at a discount price of $960 per $1,000 of principal amount of the Series 1 Debentures. We recorded a discount on redemption of $0.3 million.
The Series 1 Debentures are unsecured senior obligations and rank equally with all other existing and future unsecured senior debt and senior to any subordinated debt that may be issued by us or any of our subsidiaries. The Series 1 Debentures are effectively subordinated to all secured debt to the extent of the value of the collateral.
The Series 1 Debentures are redeemable at the option of us, in whole or in part, at any time on or after: April 7, 2015 at 101.520% of the principal amount; April 7, 2016 and thereafter at 100% of the principal amount; plus, in each case, interest accrued to the redemption date.
If a change of control, as defined in the trust indenture, occurs we will be required to offer to purchase all or a portion of each holder's Series 1 Debentures at a purchase price in cash equal to 101% of the principal amount of the debentures offered for repurchase plus accrued interest to the date of purchase.

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The Series 1 Debentures are also subject to covenants limiting our ability and the ability of most or all of our subsidiaries: to incur additional debt; pay dividends or distributions on our common shares or purchase and cancel our common shares; make various investments; create liens on our assets to secure debt; enter into transactions with affiliates; consolidate, merge or transfer all or substantially all of our property and assets and the property and assets of our subsidiaries on a consolidated basis; transfer and sell assets; and enter into sale and leaseback transactions. These covenants are subject to exceptions and qualifications that are detailed in the indenture governing the Series 1 Debentures.
We are also required to meet a financial covenant with respect to our Series 1 Debentures that restricts the amount of additional debt that we and our subsidiaries can incur. Specifically, on a pro forma basis taking such additional debt into account, on a consolidated basis our "Consolidated Fixed Charge Coverage Ratio" must be greater than 2.0 to 1.0. The "Consolidated Fixed Charge Coverage Ratio" is approximately the same calculation as the "Interest Coverage" covenant found in our Credit Facility.
We sought and obtained the required 66.67% consents of holders of the Series 1 Debentures to amend, and on October 10, 2013, we amended the Trust Indenture related to the Series 1 Debentures ("the amendment"). The amendment allows us to make Restricted Payments (as defined in the Indenture) in an aggregate amount of up to $30.0 million, subject to certain limitations. In consideration for the required consent we paid a $1.5 million fee on a pro-rated basis to the Series 1 Debenture holders that provided consent for the amendment.
The Series 1 Debentures are rated B by Standard & Poor's (see "Debt Ratings").
Debt Ratings
On May 2, 2014, as a result of our improved financial risk profile in 2013 and its belief that this improvement should be sustainable, Standard and Poor's Ratings Services ("S&P")16 upgraded the ratings on our long-term corporate credit rating and our senior unsecured debt to "B" from the previous ratings of "B-".
Our credit ratings are as follows:

Category	Standard & Poor's
Corporate Rating	B('stable' outlook)
Series 1 Debentures	B(recovery rating of "4")
An upgrade in our credit ratings, particularly the rating issued by S&P, has reduced the interest rate payable on borrowings under our credit agreement (see "Credit Facility", above). Counterparties to certain agreements may require additional security or other changes in business terms if our credit ratings are downgraded. Furthermore, these ratings are required for us to access the public debt markets, and they affect the pricing of such debt. Any downgrade in our credit ratings from current levels could adversely affect our long-term financing costs, which in turn could adversely affect our ability to pursue business opportunities.
A credit rating is a current opinion of the credit worthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the credit worthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion evaluates the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default. A credit rating is not a statement of fact or recommendation to purchase, sell, or hold a financial obligation or make any investment decisions nor is it a comment regarding an issuer's market price or suitability for a particular investor. A credit rating speaks only as of the date it is issued and can be revised upward or downward or withdrawn at any time by the issuing rating agency if it decides circumstances warrant a revision. Definitions of the categories of each rating and the factors considered during the evaluation of each rating have been obtained from S&P's website.17

16 Standard and Poor's Ratings Services ("S&P"), a division of The McGraw-Hill Companies, Inc.
17 This debt rating information is current as of this report and we undertake no obligation to provide investors with updated information. For a discussion of our debt ratings, see the “Debt Ratings” section in this AIF.

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Standard and Poor's
An obligation rated "B" is regarded as having speculative characteristics, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation. The ratings from "AA" to "CCC" may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.
A recovery rating of "4" for the Series 1 Debentures indicates an expectation for an average of 30% to 50% recovery in the event of a payment default.
A Standard & Poor's rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically nine months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. An outlook is not necessarily a precursor of a rating change or future CreditWatch action. A Stable outlook means that a rating is not likely to change. A Negative outlook means that a rating may be lowered. A Developing outlook means there is a one-in-three chance the rating could be raised or lowered during the two-year outlook horizon.
H. Material Contracts
We are party to the following material contracts, which are contracts other than those entered into in the ordinary course of our business, as the same have been amended from time to time:

•
Indemnity Agreement between NACG Holdings Inc., NACG Preferred Corp., North American Energy Partners Inc., North American Construction Group Inc. and their respective officers and directors. Please refer to the most recently filed Notice of Annual Meeting and Management Information Circular (the "management information circular") for details;

•
Indenture, dated as of April 7, 2010, among North American Energy Partners Inc., the guarantors named therein and CIBC Mellon Trust Company, as Trustee, a Supplemental Indenture dated as of April 7, 2010, among North American Energy Partners Inc., the guarantors named therein and CIBC Mellon Trust Company, as Trustee and a Second Supplemental Indenture dated as of October 16, 2013, among North American Energy Partners Inc., the guarantors named therein and BNY Trust Company of Canada, as Trustee. Please refer to “Description of Securities and Agreements – 9.125% Series 1 Debentures” for details;

•
Registration Rights Agreement, dated as of November 26, 2003, among NACG Holdings Inc. and the shareholders party thereto. Please refer to “Description of Securities and Agreements – Registration Rights Agreement” for details;

•	Amended and Restated 2004 Share Option Plan dated November 3, 2006. Please refer to the most recently filed management information circular for details;

•	Directors Deferred Share Unit plan, dated January 1, 2008. Please refer to the most recently filed management information circular for details;

•	Restricted Share Unit plan dated April 1, 2008. Please refer to the most recently filed management information circular for details;

•
Overburden Removal and Mining Services Contract, dated November 17, 2004, between Canadian Natural Resources Ltd. and Noramac Ventures Inc., with the latter’s interest having been assigned to North American Construction Group Inc. by an Assignment Agreement dated February 27, 2006, all as amended by an Amending Agreement dated March 19, 2012. Please refer to “Projects, Competition and Major Suppliers – Active Projects" for details;

•
Keller Sale Agreement, being that Purchase Agreement dated July 11, 2013, by and between North American Energy Partners Inc., 0971408 B.C. Ltd. and Keller Group plc, whereby North American Energy Partners Inc. divested itself of its Piling Division.

•
Lease dated December 1, 1997, between NAR Group Holdings Ltd., as landlord, and North American Construction Group Inc., as tenant, as renewed by a Renewal Lease Agreement dated December 1, 2002, between Norama Inc. (successor to NAR Group Holdings Ltd.), as landlord, and North American Construction Group Inc., as tenant, as amended by a Lease Amendment and Consent Agreement dated November 26, 2003, between Acheson Properties Ltd. (successor to Norama Inc.), as landlord, and North American Construction Group Inc., as tenant, and as further amended by an Amending Agreement to Lease Amendment and Consent

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Agreement dated September 29, 2006, between Acheson Properties Ltd., as landlord, and North American Construction Group Inc., as tenant. This lease is for our offices in Acheson, Alberta. Please refer to “Resources and Key Trends - Facilities” for details; and

•
Fifth Amended and Restated Credit Agreement dated as of October 9, 2013, among North American Energy Partners Inc., Canadian Imperial Bank of Commerce and the lenders party thereto from time to time, as amended by a First Amending Agreement dated September 10, 2014. Please refer to “Liquidity – Credit Facility” in our annual MD&A for details.

I. DIRECTORS AND OFFICERS
Director and Officer Information
Each director is elected for a one-year term or until such person’s successor is duly elected or appointed, unless his office is earlier vacated. Unless otherwise indicated below, the business address of each of our directors and executive officers is Suite 300, 18817 Stony Plain Road, Edmonton, Alberta T5S 0C2. As at February 13, 2015, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 2,933,134 common shares of the Company (representing approximately 8.6% of all issued and outstanding common shares).
The following table sets forth information about our directors and executive officers. Ages reflected are as at February 1, 2015.

Name and Municipality of Residence	Age	Position	In Role Since
Martin R. Ferron	58	President and Chief Executive Officer	June 7, 2012
Edmonton, Alberta, Canada
David Blackley	53	Chief Financial Officer	June 10, 2009
Sherwood Park, Alberta, Canada
Joseph C. Lambert	50	Chief Operating Officer	June 1, 2013
St. Albert, Alberta, Canada
Barry W. Palmer	53	Vice-President, Heavy Construction and Mining Operations	December 15, 2011
Morinville, Alberta, Canada
Ronald A. McIntosh	73	Chairman of the Board	May 20, 2004
Calgary, Alberta, Canada
William C. Oehmig	65	Director	May 20, 2004
Chattanooga, Tennessee, United States
Allen R. Sello	75	Director	January 26, 2006
West Vancouver, British Columbia, Canada
Jay W. Thornton	58	Director	June 7, 2012
Calgary, Alberta, Canada
K. Rick Turner	56	Director	November 26, 2003
Houston, Texas, United States
Martin R. Ferron joined us as President and Chief Executive Officer and a Director of the Board on June 7, 2012. Previously, Mr. Ferron was Director, President and CEO of Helix Energy Solutions Inc. ("Helix"), an NYSE listed international energy services company, at which he successfully refocused the company on improved project execution, asset utilization and profit performance. He also transformed Helix through a combination of measured organic growth, acquisitions and divestures, achieving a compound annual EBITDA growth rate of approximately 38% during his tenure with the company. Prior to joining Helix, Mr. Ferron worked in successively more senior management positions with oil services and construction companies including McDermott Marine Construction, Oceaneering International and Comex Group. He holds a B.Sc. in Civil Engineering from City University, London, a M.Sc. in Marine Technology from Strathclyde University, Glasgow and a MBA from Aberdeen University.
David Blackley became Chief Financial Officer on June 11, 2009. Mr. Blackley joined us as Vice-President, Finance on January 14, 2008, bringing extensive experience leading accounting and financial reporting teams and

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overseeing the design and implementation of internal financial controls and processes. Previously Mr. Blackley served as Vice-President, Finance of Lafarge North America’s Aggregates and Concrete division. A Chartered Accountant, Mr. Blackley holds a Bachelor of Commerce from Rhodes University in South Africa.
Joseph C. Lambert became Chief Operating Officer on June 1, 2013. Mr. Lambert joined us as General Manager of Mining in April 2008 after an extensive career in the mining industry. Mr. Lambert was promoted to Vice President, Oil Sands Operations in September of 2010 and accepted the position of Vice President, Operations Support in January 2012. Prior to that, Mr. Lambert's career began in the gold industry where he spent 17 years in roles of increasing responsibility in engineering and operations both open pit and underground. Mr. Lambert's more recent contracting and oil sands experience included positions as General Manager with Ledcor and Mine Development Manager, Oil Sands with Shell. Mr. Lambert graduated from the South Dakota School of Mines and Technology with a B.S. in Mining Engineering in 1986.
Barry W. Palmer became Vice President, Heavy Construction and Mining Operations on December 15, 2011. Mr. Palmer joined us in 1982 as a Heavy Equipment Operator. Since then Mr. Palmer has advanced through the company holding positions of Operations Foreman, General Foreman, Superintendent, Project Manager, Operations Manager and General Manager of Heavy Construction and Mining. Over the course of his 34 years within the construction industry Mr. Palmer has worked in aggregate, road building, civil and heavy construction and mining. Before joining us, Mr. Palmer worked for PCL and Steels of Canada
Ronald A. McIntosh became Chairman of our Board of Directors on May 20, 2004. From January 2004 until August of 2006, Mr. McIntosh was Chairman of NAV Energy Trust, a Calgary-based oil and natural gas investment fund. Between October 2002 and January 2004, he was President and Chief Executive Officer of Navigo Energy Inc. and was instrumental in the conversion of Navigo into NAV Energy Trust. He was Senior Vice President and Chief Operating Officer of Gulf Canada Resources Limited from December 2001 to July 2002 and Vice President, Exploration and International of Petro-Canada from April 1996 through November 2001. Mr. McIntosh's significant experience in the energy industry includes the former position of Chief Operating Officer of Amerada Hess Canada. Mr. McIntosh is on the Board of Directors of Advantage Oil & Gas Ltd. and Fortealeza Energy Inc., formerly known as Alvopetro Inc.
William C. Oehmig became one of our Directors on November 26, 2003. His career began at Texas Commerce Bank in Houston in 1974. Mr. Oehmig worked in banking, mergers and acquisitions, and represented foreign investors in purchasing and managing U.S. companies in the oilfield service, manufacturing, distribution, heavy equipment and real estate sectors until 1984, when he became a Partner with The Sterling Group, a private equity investment firm in Houston, Texas. Mr. Oehmig is now an Advisory Partner to the Sterling Group. Mr. Oehmig currently serves on the board of Universal Fibers Inc. In the past he has served as Chairman of Royster Clark, Purina Mills, Exopack and Sterling Diagnostic Imaging and has served on the board of several portfolio companies since joining Sterling. Mr. Oehmig serves or has served and Chaired on numerous other corporate non-profit boards. Mr. Oehmig received his Bachelor of Business Administration ("B.B.A.") in Economics from Transylvania University and his Masters of Business Administration ("M.B.A.") from the Owen Graduate School of Management at Vanderbilt University.
Allen R. Sello became one of our Directors on January 26, 2006. His career began at Ford Motor Company of Canada in 1964, where he held finance and marketing management positions, including Treasurer. In 1979, Mr. Sello joined Gulf Canada Limited, at which he held various senior financial positions, including Vice-President and Controller. He was appointed Vice-President, Finance of its successor company Gulf Canada Resources Limited in 1987 and Chief Financial Officer in 1988. Mr. Sello then joined International Forest Products Ltd. in 1996 as Chief Financial Officer. From 1999 until his retirement in 2004 he held the position of Senior Vice-President and Chief Financial Officer for UMA Group Limited. Mr. Sello is a former director of Sterling Shoes Inc., Asamera Minerals Inc., software development companies Infowave Software Inc. and Braintech Inc., and former Chair of the Vancouver Board of Trade Government Budget and Finance Committee. Mr. Sello received his Bachelor of Commerce from the University of Manitoba and his Masters of Business Administration from the University of Toronto.
Jay W. Thornton became one of our Directors on June 7, 2012. Mr. Thornton has over 28 years of oil and gas experience. He spent the first part of his career in various management positions with Shell. Over the past 12 years, he has held various operating and corporate executive positions with Suncor Energy, Canada's largest integrated energy company. He spent four years in Fort McMurray at Suncor's Oil Sands mining operations. His most recent position with Suncor was Executive Vice President of Supply, Trading and Development. Mr. Thornton has held previous board positions with both the Canadian Association of Petroleum Producers ("CAAP") and the Canadian Petroleum Products Institute ("CPPI"). He was a past board member of the YMCA Fort McMurray. He is currently a

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member of the board of a Canadian oil and gas company, PennWest. Mr. Thornton is a graduate of McMaster University with an Honours degree in Economics. He is also a recent graduate of the Institute of Corporate Directors ("ICD") Directors Education Program.
K. Rick Turner became one of our Directors on November 26, 2003. Mr. Turner retired from the Stephens' family entities in 2011. Prior to his retirement, Mr. Turner was a private equity principal of the Stephens Group, LLC, a private, family-owned investment firm, since 1990. Mr. Turner is currently active in the private equity arena as a Managing Director of Altos Energy Partners, LLC. Mr. Turner has extensive experience in investing and board representation in companies focused on oil and gas exploration, energy services, natural gas gathering and processing, and power technology. Prior to joining Stephens in 1983, he was employed by Peat, Marwick, Mitchell and Company. Mr. Turner currently serves as a board member for several private companies and three other publicly held companies: Energy Transfer Equity, L.P., AmeriGas Propane Inc., general partner of AmeriGas Partners, L.P and Sunoco LP. He formerly served on the board of Energy Transfer Partners, L.P. for over 10 years. Mr. Turner earned his B.S.B.A. from the University of Arkansas and is a non-practicing Certified Public Accountant.
Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Ronald A. McIntosh is a director of Alvopetro Inc. (Alvopetro), formerly known as Fortress Energy Inc. On March 2, 2011, the Court of Queen's Bench of Alberta granted an order (the “Order”) under the Companies' Creditors Arrangement Act (Canada) ("CCAA") staying all claims and actions against  Alvopetro and its assets and allowing  Alvopetro to prepare a plan of arrangement for its creditors if necessary. Alvopetro took such step in order to enable Alvopetro to challenge a reassessment issued by the Canada Revenue Agency (“CRA”). As a result of the reassessment, if Alvopetro had not taken any action, it would have been compelled to immediately remit one half of the reassessment to the CRA and Alvopetro did not have the necessary liquid funds to remit, although Alvopetro had assets in excess of its liabilities with sufficient liquid assets to pay all other liabilities and trade payables. Alvopetro believed that the CRA's position was not sustainable and vigorously disputed the CRA's claim. Alvopetro filed a Notice of Objection to the reassessment and on October 20, 2011 announced that its Notice of Objection was successful, CRA having confirmed there were no taxes payable. As the CRA claim had been vacated and no taxes or penalties were owing Alvopetro no longer required the protection of the Order under the CCAA and on October 28, 2011 the Order was removed. On March 3, 2011 the TSX suspended trading in the securities of Alvopetro due to Alvopetro having been granted a stay under the CCAA. In addition the securities regulatory authorities in Alberta, Ontario and Quebec issued a cease trade order with respect to Alvopetro for failure to file its annual financial statements for the year ended December 31, 2010 by March 31, 2011. The delay in filing was due to Alvopetro being granted the CCAA order on March 2, 2011 and the resulting additional time required by its auditors to deliver their audit opinion. The required financial statements and other continuous disclosure documents were filed on April 29, 2011 and the cease trade order was subsequently removed. On September 1, 2010 Alvopetro closed the sale of substantially all of its oil and gas assets. As a result of the sale Alvopetro was delisted from the TSX on March 30, 2011 as it no longer met minimum listing requirements.
William C. Oehmig served as a director of Propex Inc., which voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code on January 18, 2008 in order to allow it to restructure its US operations. Mr. Oehmig also served as director of Panolam Industries Inc., which voluntarily filed a petition under Chapter 11 of the U.S. Bankruptcy Code on November 4, 2009 to implement a Debt Restructuring Plan.
Allen R. Sello served as a director of Sterling Shoes Inc. (“Sterling”) until January 22, 2013. Pursuant to orders of the Supreme Court of British Columbia, including an initial order dated October 21, 2011, Sterling and each of its subsidiaries obtained creditor protection under the Companies' Creditors Arrangement Act (Canada), staying all claims and actions against Sterling and its assets and allowing Sterling to conduct a court-approved asset sale. The Sterling assets have since been sold and the resulting proceeds have been distributed to its creditors.
Interest of Management and Others in Material Transactions
Other than as disclosed in the “Related Parties” section of our annual MD&A, which section is expressly incorporated by reference into this AIF, there are no interests of management or other officers or directors in material transactions.
J. THE BOARD AND BOARD COMMITTEES
Our board supervises the management of our business as provided by Canadian law. We comply with the listing requirements of the New York Stock Exchange applicable to domestic listed companies, which require that our board of directors be composed of a majority of independent directors. Accordingly, a majority of our board members are independent.

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Our board has established the following committees:
Audit Committee
The Audit Committee recommends the appointment of independent public accountants to the board of directors, reviews the quarterly and annual financial statements and related MD&A, press releases, auditor reports and the fees paid to our auditors. The Audit Committee approves quarterly financial statements and recommends annual financial statements for approval to the board of directors. In accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, the listing requirements of the New York Stock Exchange and the requirements of the Canadian Securities regulatory authorities, our board of directors has affirmatively determined that our Audit Committee is composed solely of independent directors. The board of directors has determined that Mr. Allen R. Sello is the audit committee financial expert, as defined by Item 407(d) (5) of the SEC’s Regulation S-K. Our board of directors has adopted a written charter for the Audit Committee that is attached as Exhibit A to this AIF. The Audit Committee is currently composed of Messrs. McIntosh, Sello and Turner, with Mr. Sello serving as Chairman. Based on their experience (see “Directors and Officers” above), each of the members of the Audit Committee is financially literate. The members of the audit committee have significant exposure to the complexities of financial reporting associated with us and are able to provide due oversight and the necessary governance over our financial reporting.
Our auditors are KPMG LLP ("KPMG"). Our Audit Committee pre-approved the engagement of KPMG to perform the audit of our financial statements for the year ended December 31, 2014. The Company's Audit Committee has the sole authority to review in advance, and grant any appropriate pre-approvals of all audit and non-audit services to be provided by the independent auditors and to approve fees, in connection therewith. The Audit Committee pre-approved all of the audit and non-audit related services provided by KPMG LLP in 2014. The fees we have paid to KPMG for services rendered by them include:

•
Audit Fees – KPMG billed us for $914 and $829 for audit fees during the years ended December 31, 2014 and 2013, respectively. Audit fees were incurred for the audit of our annual financial statements, the audit of internal controls over financial reporting, related audit work in connection with registration statements and other filings with various regulatory authorities and the quarterly interim reviews of the consolidated financial statements. Additional audit fees were incurred for the year ended December 31, 2014 related to French translation services and providing comfort letters associated with securities documents. Audit fees were incurred for the year ended December 31, 2013 related to the sale of the Piling business and the change of the financial reporting year-end to a calendar year-end to perform the audit of the comparative year-end financial statements for the year ended December 31, 2012 and the opening balance sheet of that year.

•
Audit Related Fees – KPMG billed us $51 and $nil for audit related fees during the years ended December 31, 2014 and 2013, respectively. Audit related fees include fees related to specific auditing procedures performed with respect to certain management process systems.

•	Tax Fees - No income tax advisory and compliance services fees were incurred for the years ended December 31, 2014 and 2013.
Human Resources and Compensation Committee
The Human Resources and Compensation Committee is responsible for supervising executive compensation policies for us and our Subsidiaries, administering the employee incentive plans, reviewing officers’ salaries, approving significant changes in executive employee benefits and recommending to the board such other forms of remuneration as it deems appropriate. In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed companies and applicable Canadian securities laws, our board of directors has affirmatively determined that our Human Resources and Compensation Committee is composed solely of independent directors. Our board of directors has adopted a written charter for the Human Resources and Compensation Committee that is available on our website at www.nacg.ca. The Human Resources and Compensation Committee is currently comprised of Messrs. Oehmig, Sello and Thornton, with Mr. Thornton serving as Chairman. None of the members of the Human Resources and Compensation Committee is or has been one of our officers or employees, and none of our executive officers served during fiscal 2014 on a board of directors of another entity which has employed any of the members of the Human Resources and Compensation Committee.
Governance Committee
The Governance Committee is responsible for recommending to the board of directors proposed nominees for election to the board of directors by the shareholders at annual meetings and for conducting an annual review as to

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the re-nominations of incumbents and proposed nominees for election by the board of directors to fill vacancies that occur between shareholder meetings. The Governance Committee also makes recommendations to the board of directors regarding corporate governance matters and practices. In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed companies and applicable Canadian securities laws, our board of directors has affirmatively determined that our Governance Committee is composed solely of independent directors. Our board of directors has adopted a written charter for the Governance Committee that is available on our website at www.nacg.ca. The Governance Committee is currently comprised of Messrs. McIntosh, Thornton and Turner, with Mr. McIntosh serving as Chairman.
Health, Safety, Environment and Business Risk Committee
The Health, Safety, Environment and Business Risk Committee (the “HSE&B Risk Committee”) is responsible for monitoring, evaluating, advising and making recommendations on matters relating to the health and safety of our employees, the management of our health, safety and environmental risks, due diligence related to health, safety and environment matters, as well as the integration of health, safety, environment, economics and social responsibility into our business practices. The HSE&B Risk Committee is also responsible for overseeing all of our non-financial risks, approving our risk management policies, monitoring risk management performance, reviewing the risks and related risk mitigation plans within our strategic plan, reviewing and approving tenders and contracts greater than $50.0 million in expected revenue and any other matter where board guidelines require approval at a level above President & CEO, and reviewing and monitoring all insurance policies including directors and officers insurance coverage. Our board of directors has affirmatively determined that our HSE&B Risk Committee is composed solely of independent directors. Our board of directors has adopted a written charter for the HSE&B Risk Committee that is available on our website at www.nacg.ca. The HSE&B Risk Committee is currently comprised of Messrs. Oehmig, Thornton and Turner, with Mr. Oehmig serving as Chairman.
K. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS
Forward-Looking Information
This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information including those listed in the “Forward-Looking Information, Assumptions and Risk Factors” section of our annual MD&A, which section is expressly incorporated by reference into this AIF. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “intend”, “position” or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions that may prove to be incorrect:

1.	The possibility that we may receive contingent proceeds based on certain profitability thresholds being achieved from the use of the assets and liabilities sold in connection with the Piling sale.

2.	The belief that we can generate cost savings that both we and our customers can share in.

3.	The belief that we have the operational flexibility to quickly respond to changes in our customers' operational support requirements.

4.	The expectation that part of the growth in oil sands capital spending will be driven by the development of new mines and the expansion of existing mines.

5.
The belief that anticipated 2015 oil sands capital spending activity levels in the mining area are likely to remain robust with the majority of capital spending reductions focusing on in situ projects.

6.	The belief that investments in the oil sands mining area are likely to continue to drive demand for construction services and provide additional bidding opportunities.

7.
Our belief that the combination of our onsite and offsite service capabilities increases our efficiency and that this, in turn, reduces costs and increases our equipment utilization, thereby enhancing our competitive edge and profitability.

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8.	The anticipation that work on the Highway 63 project will be completed by August 2015.

9.	We do not anticipate a tire shortage due to our inventory levels.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information or the forward-looking information and related risks, assumptions or other information expressly incorporated by reference into this AIF, except as required by applicable securities laws. Such forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the assumptions and factors that could affect us. See “Assumptions” and “Business Risk Factors” below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent annual MD&A, which section is expressly incorporated by reference in this AIF.
Assumptions
In addition to those listed in the “Forward-Looking Information, Assumptions and Risk Factors” section of our annual MD&A, which section is expressly incorporated by reference into this AIF, the material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

1.
That, in the event that the Purchaser does not meet the prescribed Consolidated EBITDA thresholds for 2014, the Purchaser will meet the prescribed Consolidated EBITDA threshold next year, thus allowing us to realize the contingent proceeds of the Piling Sale from the sale of assets following the Piling sale occurring as anticipated;

2.	The oil sands continuing to be an economically viable source of energy;

3.	The demand for our service offerings remains strong;

4.
Our customers and potential customers continuing to invest in the oil sands, other resource developments and provincial infrastructure projects and to outsource activities for which we are capable of providing services;

5.	Our ability to benefit from mine support services revenue and projected development revenue tied to the operational activities of the oil sands;

6.	That the Site C hydro-electric dam project will proceed as planned;

7.	The Canadian economy continuing to develop and to receive additional investment in public construction;

8.	That work will continue to be required under our master services agreements with various customers;

9.	That work will continue to be required under the contract with Canadian Natural;

10.	Our tire contracts, allocations and inventory will meet our tire supply needs.

11.
Our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment;

12.
Our success in managing our business, maintaining and growing our relationships with customers, retaining new customers, integrating our acquisitions, competing in the bidding process to secure new projects, executing our growth strategy and identifying and implementing improvements in our maintenance and fleet management practices.

13.
Our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, integrating our acquisitions, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices; and

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14.	Our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.
Risk Factors
The risks and uncertainties that could cause actual results to differ materially from the information presented in the above forward-looking statements and assumptions include, but are not limited to the risks detailed below.
Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk that future revenue or operating expense related cash flows, the value of financial instruments or cash flows associated with the instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios.
To manage the exposure related to changes in market risk, we use various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.
The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.
Foreign exchange risk
Foreign exchange risk refers to the risk that future revenue or operating expense related cash flows, the value of financial instruments or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates.
We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.
At December 31, 2014, with other variables unchanged, the impact of a $0.01 increase (decrease) in exchange rates of the Canadian dollar to the US dollar on short-term exposures would not have a significant impact to other comprehensive income.
Interest rate risk
We are exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of our financial instruments. Amounts outstanding under our amended credit facilities are subject to a floating rate. Our Series 1 Debentures are subject to a fixed rate. Our interest rate risk arises from long-term borrowings issued at fixed rates that create fair value interest rate risk and variable rate borrowings that create cash flow interest rate risk.
In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. We may use derivative instruments to manage interest rate risk. We manage our interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.
At December 31, 2014, we held $5.5 million of floating rate debt pertaining to our Credit Facility (December 31, 2013 – $nil). As at December 31, 2014, holding all other variables constant, a 100 basis point change to interest rates on floating rate debt will result in $0.1 million corresponding change in annual interest expense. This assumes that the amount of floating rate debt remains unchanged from that which was held at December 31, 2014.
Business Risk Factors

•
Because most of our customers are Canadian energy companies, a downturn in the Canadian energy industry or a global reduction in the demand for oil and related commodities could result in a decrease in the demand for our services.

Most of our customers are Canadian energy companies. A downturn in the Canadian energy industry has previously led our customers to slow down or curtail their future capital expansions that, in turn, reduced our revenue from those customers on their capital projects. A further economic downturn in the Canadian energy

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industry or a global reduction in the demand for oil could have an adverse impact on our financial condition and results of operations. In addition, a reduction in the number of new oil sands capital projects by customers would also likely result in increased competition among oil sands service providers, which could also reduce our ability to successfully bid for new capital projects.

•
Changes in our customers' perception of oil prices over the long-term or the economic viability of a new oil sands project or capital expansion to an existing project could cause our customers to defer, reduce or stop their investment in oil sands capital projects, which would, in turn, reduce our revenue from capital projects from those customers.

Due to the amount of capital investment required to build an oil sands project, or construct significant capital expansion to an existing project, investment decisions by oil sands operators are based upon long-term views of the economic viability of the project. Economic viability is dependent upon the anticipated revenues the capital project will produce, the anticipated amount of capital investment required and the anticipated fixed cost of operating the project. The most important consideration is the customer's view of the long-term price of oil, which is influenced by many factors, including the condition of developed and developing economies and the resulting demand for oil and gas, the level of supply of oil and gas, the actions of the Organization of Petroleum Exporting Countries ("OPEC"), government regulation, political conditions in oil producing nations, including those in the Middle East, war or the threat of war in oil producing regions and the availability of fuel from alternate sources. If our customers believe the long-term outlook for the price of oil is not favourable, or believe oil sands project are not viable for any other reason, they may delay, reduce or cancel plans to construct new oil sands capital project or capital expansions to existing projects. Delays, reductions or cancellations of major oil sands project would adversely affect our prospects for revenues from capital projects and could have an adverse impact on our financial condition and results of operations.

•	Cost overruns by our customers on their projects may cause our customers to terminate future projects or expansions that could adversely affect the amount of work we receive from those customers.
Oil sands development projects require substantial capital expenditures. In the past, several of our customers' projects have experienced significant cost overruns, affecting their returns. If cost overruns continue to challenge our customers, they could reassess future projects and expansions that could adversely affect the amount of work we receive from our customers.

•
Short-notice customer communication of reduction in their mine development or support service requirements, in which we are participating, could lead to our inability to secure replacement work for our dormant equipment and could subject us to non-recoverable costs.

We allocate and mobilize our equipment and hire personnel based on estimated equipment and service plans supplied by our customers. At the start of each new project, we incur significant start-up costs related to the mobilization and maintenance configuration of our heavy equipment along with personnel hiring, orientation, training and housing costs for staff ramp-ups and redeployments. We expect to recover these start-up costs over the planned volumes of the projects we are awarded. Significant reductions in our customer's required equipment and service needs, with short notice, could result in our inability to redeploy our equipment and personnel in a cost effective manner. Our ability to maintain revenues and margins may be adversely affected to the extent these events cause reductions in the utilization of equipment and we can no longer recover our start-up costs over the reduced volume plan of our customers.

•	Our customer base is concentrated, and the loss of or a significant reduction in business from a major customer could adversely affect our financial condition
Most of our revenue comes from the provision of services to a small number of major oil sands mining companies. Revenue from our five largest customers represented approximately 89% and 87% of our total revenue for the years ended December 31, 2014 and 2013, respectively, and those customers are expected to continue to account for a significant percentage of our revenues in the future. If we lose or experience a significant reduction of business or profit from one or more of our significant customers, we may not be able to replace the lost work or income with work or income from other customers. Our long-term contracts typically allow our customers to unilaterally reduce or eliminate the work that we are to perform under the contract. Our contracts also generally allow the customer to terminate the contract without cause and, in many cases, with minimal or no notice to us. Additionally, certain of these contracts provide for limited compensation following such suspension or termination of operations and we can provide no assurance that we could replace the lost work with work from other customers. The loss of or significant reduction in business with one or more of our major customers, whether as a result of the completion, early termination or

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suspension of a contract, or failure or inability to pay amounts owed to us, could have a material adverse effect on our business and results of operations.

•	A change in strategy by our customers to reduce outsourcing could adversely affect our results.
Outsourced heavy construction and mining services constitute a large portion of the work we perform for our customers. The election by one or more of our customers to perform some or all of these services themselves, rather than outsourcing the work to us, could have a material adverse impact on our business and results of operations. Certain customers perform some of this work internally and may choose to expand on the use of internal resources to complete this work if they believe they can perform this work in a more cost effective and efficient manner using their internal resources.

•	Anticipated new major capital projects in the oil sands may not materialize.
Notwithstanding the National Energy Board's estimates regarding new capital investment and growth in the Canadian oil sands, planned and anticipated capital projects in the oil sands may not materialize. The underlying assumptions on which the capital projects are based are subject to significant uncertainties, and actual capital investments in the oil sands could be significantly less than estimated. Projected investments in new capital projects may be postponed or cancelled for any number of reasons, including among others:

•	technological advancements improve the economic viability of alternative sources of heavy and light crude oil

•	changes in the perception of the economic viability of these projects;

•	shortage of pipeline capacity to transport production to major markets;

•	lack of sufficient governmental infrastructure funding to support growth;

•	delays in issuing environmental permits or refusal to grant such permits;

•	shortage of skilled workers in this remote region of Canada;

•	cost overruns on announced projects; and

•	reductions in available credit for customers to fund capital projects.

•	A significant amount of our revenue is generated by providing construction services for fixed term projects.
More than 73% of our revenue for the year ended December 31, 2014 was derived from projects that we consider to be construction services. This revenue primarily relates to site preparation services provided for the construction of extraction, upgrading and other oil sands mining infrastructure projects. There is no guarantee that we will find additional sources for generating construction services revenue in 2015.

•	Our operations are subject to weather-related and environmental factors that may cause delays in our project work.
Because our operations are primarily located in Northern Alberta (Fort McMurray) we are subject to extreme weather conditions. While our operations are not significantly affected by normal seasonal weather patterns, extreme weather conditions, including heavy rain, snow, spring thaw, and forest fire conditions can cause delays in our project work, which could adversely affect our results of operations.

•	Lump-sum and unit-price contracts expose us to losses when our estimates of project costs are lower than actual costs.
Approximately, 74% and 74% of our revenue for the years ended December 31, 2014 and 2013, respectively, was derived from lump-sum and unit-price contracts. Lump-sum and unit-price contracts require us to guarantee the price of the services we provide and thereby expose us to losses if our estimates of project costs are lower than the actual project costs we incur. Our profitability under these contracts is dependent upon our ability to accurately predict the costs associated with our services. The costs we actually incur may be affected by a variety of factors including those that are beyond our control. Factors that may contribute to actual costs exceeding estimated costs and which therefore affect profitability include, without limitation:

•	site conditions differing from those assumed in the original bid;

•	scope modifications during the execution of the project;

•	the availability and cost of skilled workers;

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•	the availability and proximity of materials;

•	unfavourable weather conditions hindering productivity;

•	inability or failure of our customers to perform their contractual commitments;

•	equipment availability, productivity and timing differences resulting from project construction not starting on time; and

•	the general coordination of work inherent in all large projects we undertake.
When we are unable to accurately estimate and adjust for the costs of lump-sum and unit-price contracts, or when we incur unrecoverable cost overruns, the related projects result in lower margins than anticipated or may incur losses, which could adversely affect our results of operations, financial condition and cash flow.

•
There can be no certainty that any or all of the contingent consideration from the sale of the Piling business will be received. Failure to receive the contingent consideration could negatively impact the market price of the Common Shares.

As part of the 2013 sale of the Piling business, we could receive up to $92.5 million in additional proceeds over the subsequent three years, contingent on the Purchaser achieving prescribed profitability thresholds from the assets and liabilities sold. The ability to meet such profitability targets is dependent on a number of factors, including the successful operation of the piling business during this time and on economic conditions in the industry. In 2014, the Purchaser advised us that it had not met the threshold for the first year target that would have resulted in a payout of deferred consideration in 2014. We exercised our right to verify the determination of reported profitability by the Purchaser and following our review agreed with the Purchaser to postpone finalization of the 2014 determination until the 2015 determination was received. The remaining contingent proceeds will be recognized if and when the Purchaser's targets are achieved. In the event that Piling business did not achieve its 2014 target, we still have the potential to realize a portion of the contingent proceeds next year, up to $27.5 million.t
There can be no assurance that these profitability targets will be met and that we will receive any or all of the contingent consideration. If the contingent consideration is not received, the market price of the Common Shares may decline to the extent that the market price reflects a market assumption that some or all of the contingent consideration will be received.

•	Unanticipated short-term shutdowns of our customers' operating facilities may result in temporary cessation or cancellation of projects in which we are participating.
The majority of our work is generated from the development, expansion and ongoing maintenance of oil sands mining, extraction and upgrading facilities. Unplanned shutdowns of these facilities due to events outside our control or the control of our customers, such as fires, mechanical breakdowns and technology failures, could lead to the temporary shutdown or complete cessation of projects on which we are working. When these events have happened in the past, our business has been adversely affected. Our ability to maintain revenues and margins may be adversely affected to the extent these events cause reductions in the utilization of equipment.

•	An unfavourable resolution to our significant project claims could result in a revenue write-down in future periods.
Included in our revenues is a total of $8.2 million relating to disputed claims or unapproved change orders. Although we believe that we are entitled to such revenue and that we will collect such revenue, if we are not able to resolve these claims and undertake legal action in respect of these claims, there is no guarantee that a court will rule in our favour.
There is also the possibility that we could choose to accept less than the full amount of a claim as a settlement to avoid legal action. In either such case, a resolution or settlement of the claims in an amount less than the amount recognized as claims revenue could lead to a future write-down of revenue and profit.

t This paragraph contains forward-looking information. Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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•
Our ability to maintain planned project margins on projects with longer-term contracts with fixed or indexed price escalators may be hampered by the price escalators not accurately reflecting increases in our costs over the life of the contract.

Our ability to maintain planned project margins on longer-term contracts with contracted price escalators is dependent on the contracted price escalators accurately reflecting increases in our costs. If the contracted price escalators do not reflect actual increases in our costs, we will experience reduced project margins over the remaining life of these longer-term contracts.
In strong economic times, the cost of labour, equipment, materials and sub-contractors is driven by the market demand for these project inputs. The level of increased demand for project inputs may not have been foreseen at the inception of the longer-term contracts with fixed or indexed price escalators resulting in reduced margins over the remaining life of the longer-term contracts. Certain of these price escalators could be considered derivative financial instruments (see "Significant Accounting Policies - Derivative Financial Instruments" in our audited consolidated financial statements for the year ended December 31, 2014).

•
A drop in the global demand for heavy equipment could reduce our ability to sell excess equipment and negatively impact the market value of our fleet. A reduced fleet value could result in an impairment charge being recorded against net income and may also reduce our borrowing base under our Credit Facility.

As our work mix changes over time we adjust our fleet to match anticipated future requirements. This involves both purchasing and disposing of heavy equipment. If the global demand for mining, construction and earthworks services is reduced, we expect that the global demand for the type of heavy equipment used to perform those services would also be reduced. While we may be able to take advantage of reduced demand to purchase certain equipment at lower prices, we would be adversely impacted to the extent we seek to sell excess equipment. If we are unable to recover our cost base on a sale of excess heavy equipment, we would be required to record an impairment charge which would reduce net income. If it is determined that that market conditions have impaired the valuation of our heavy equipment fleet, we also may be required to record an impairment charge against net income. Further, the borrowing base of our Credit Facility is partially determined by the valuation of our heavy equipment fleet (see “Credit Facility” above). If the value of our heavy equipment fleet is lowered due to reduced global demand for heavy equipment, our borrowing base may also be reduced, thereby reducing the total amount that we may draw under our Credit Facility.

•	Our ability to grow our operations in the future may be hampered by our inability to obtain long lead time equipment and tires, which can be in limited supply during strong economic times.
Our ability to grow our business is, in part, dependent upon obtaining equipment on a timely basis. Due to the long production lead times of suppliers of large mining equipment during strong economic times, we may have to forecast our demand for equipment many months or even years in advance. If we fail to forecast accurately, we could suffer equipment shortages or surpluses, which could have a material adverse impact on our financial condition and results of operations.
In strong economic times, global demand for tires of the size and specifications we require can exceed the available supply. In addition, interruptions in global production can also affect the available supply. Our inability to procure tires to meet the demands for our existing fleet as well as to meet new demand for our services could have an adverse effect on our ability to grow our business.

•	Reduced availability or increased cost of leasing our equipment fleet could adversely affect our results.
A portion of our equipment fleet is currently leased from third parties. Other future projects may require us to lease additional equipment. If equipment lessors are unable or unwilling to provide us with reasonable lease terms within our expectations, it will significantly increase the cost of leasing equipment or may result in more restrictive lease terms that require recognition of the lease as a capital lease.

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•	We may not be able to access sufficient funds to finance a growth in our working capital or equipment requirements.
We have a large amount of current and long-term debt outstanding with associated debt service requirements. As of December 31, 2014, we had $204.9 million of debt outstanding, including $64.1 million of capital leases and $58.7 million of Series 1 Debentures (debt includes all liabilities with the exception of deferred income taxes). While we have achieved a significant reduction in both the balance and cost of our debt over the past three years, our current indebtedness continues to restrict our flexibility, consequently it:

•	limits our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, potential growth or other purposes;

•	limits our ability to use operating cash flow in other areas of our business;

•	limits our ability to post surety bonds required by some of our customers;

•	places us at a competitive disadvantage compared to competitors with less debt;

•	increases our vulnerability to, and reduces our flexibility in planning for, adverse changes in economic, industry and competitive conditions; and

•
increases our vulnerability to increases in interest rates because borrowings under our revolving credit facility and payments under some of our equipment leases are subject to variable interest rates.

Further, if we do not have sufficient cash flow to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to achieve on commercially reasonable terms, if at all.

•	Significant labour disputes could adversely affect our business.
Substantially all of our hourly employees are subject to collective bargaining agreements to which we are a party or are otherwise subject. Any work stoppage resulting from a strike or lockout could have a material adverse effect on our business, financial condition and results of operations. In addition, our customers employ workers under collective bargaining agreements. Any work stoppage or labour disruption experienced by our key customers could significantly reduce the amount of our services that they need.
Risks Factors Related to Our Common Shares

•	If our share price fluctuates, an investor could lose a significant part of their investment.
There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the financial performance of the companies issuing the securities. The market price of our common shares is likely to be similarly volatile, and an investor may not be able to resell our shares at or above the price at which the investor acquired the shares due to fluctuations in the market price of our common shares, including changes in price caused by factors unrelated to our operating performance or prospects.
Specific factors that may have a significant effect on the market price for our common shares include:

•	changes in projections as to the level of capital spending in the oil sands region;

•	changes in stock market analyst recommendations or earnings estimates regarding our common shares, other comparable companies or the construction or oil and gas industries generally;

•	actual or anticipated fluctuations in our operating results or future prospects;

•	reaction to our public announcements;

•	strategic actions taken by us or our competitors, such as acquisitions or restructuring;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business and operations;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	adverse conditions in the financial markets or general economic conditions, including those resulting from war, incidents of terrorism and responses to such events;

•	sales of common shares by us, members of our management team or our existing shareholders; and

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•	the extent of analysts’ interest in following our company.

•	Future sales or the perception of future sales of a substantial amount of our common shares may depress the price of our common shares.
Future sales or the perception of the availability for sale of substantial amounts of our common shares could adversely affect the prevailing market price of our common shares and could impair our ability to raise capital through future sales of equity securities at a time and price that we deem appropriate.

•	We may issue additional common shares, which would dilute the percentage ownership interest of our existing shareholders.
We may issue our common shares or convertible securities from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of common shares or convertible securities that we may issue could be significant. We may also grant registration rights covering those shares or convertible securities in connection with any such acquisitions and investments. Any additional capital raised through the sale of our common shares or securities convertible into our common shares will dilute our common shareholders’ percentage ownership in us.

•
Our principal shareholders are in a position to affect our ongoing operations, corporate transactions and other matters, and their interests may conflict with or differ from the interests of our other common shareholders.

As at February 14, 2014, investment entities controlled by the significant shareholders, collectively held approximately 64% of our common shares. As a result, the significant shareholders and their affiliates would be able to exert influence over the outcome of most matters submitted to a vote of our shareholders, including the election of members of our board of directors, if they were to act together.
Regardless of whether the significant shareholders maintain a significant interest in our common shares, so long as a designated affiliate of each significant shareholder holds our common shares, such significant shareholder will have certain rights, including the right to obtain copies of financial data and other information regarding us, the right to consult with and advise our management and the right to visit and inspect any of our properties and facilities. See “Interest of Management and Others in Material Transactions – Advisory Agreements”.
For so long as the significant shareholders own a significant percentage of our outstanding common shares, even if less than a majority, the significant shareholders will be able to exercise influence over our business and affairs, including the incurrence of indebtedness by us, the issuance of any additional common shares or other equity securities, the repurchase of common shares and the payment of dividends, if any, and will have the power to influence the outcome of matters submitted to a vote of our shareholders, including election of directors, mergers, consolidations, sales or dispositions of assets, other business combinations and amendments to our articles of incorporation. The interests of the significant shareholders and their affiliates may not coincide with the interests of our other shareholders. In particular, the significant shareholders and their affiliates are in the business of making investments in companies and they may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. The significant shareholders and their affiliates may also pursue, for their own account, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as the significant shareholders and their affiliates continue to own a significant portion of the outstanding common shares, they will continue to be able to influence our decisions.

•	Fluctuations in the value of the Canadian and US dollars can affect the value of our common shares and dividends, if any.
Our operations and our principal executive offices are in Canada. Accordingly, we report our results in Canadian dollars. The value of a US shareholder’s investment in us will fluctuate as the US dollar rises and falls against the Canadian dollar. Also, if we pay dividends in the future, we will pay those dividends in Canadian dollars. Accordingly, if the US dollar rises in value relative to the Canadian dollar, the US dollar value of the dividend payments received by a US common shareholder would be less than they would have been if exchange rates were stable.

•	Our ability to pay dividends is limited by the indenture that governs our notes, our subsidiaries’ ability to distribute to us and Canadian law.
We only recently began to pay cash dividends on our common shares. See “Description of Securities and Agreements - Dividends”. Any future determination to pay cash dividends will be at the discretion of our board

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of directors and will depend on our results of operations, financial condition, current and anticipated cash needs, contractual restrictions, restrictions imposed by applicable law and other factors that our board of directors considers relevant. Our ability to declare dividends is restricted by the terms of the indenture that governs our notes. See “Description of Securities and Agreements - Capital Structure”.
Substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends.
Our ability to pay dividends is also subject to the satisfaction of a statutory solvency test under Canadian law, which requires that there be no reasonable grounds for believing that (i) we are, or would after the payment be, unable to pay our liabilities as they become due or (ii) the realizable value of our assets would, after payment of the dividend, be less than the aggregate of our liabilities and stated capital of all classes.

•	We are a holding company and rely on our subsidiaries for our operating funds, and our subsidiaries have no obligation to supply us with any funds
We are a holding company with no operations of our own. We conduct our operations through subsidiaries and are dependent upon our subsidiaries for the funds we need to operate. Each of our subsidiaries is a distinct legal entity and has no obligation to transfer funds to us. The ability of our subsidiaries to transfer funds to us could be restricted by the terms of our financings. The payment of dividends to us by our subsidiaries is subject to legal restrictions as well as various business considerations and contractual provisions, which may restrict the payment of dividends and distributions and the transfer of assets to us.

•	Actions against us and some of our directors and officers may not be enforceable under U.S. federal securities laws
We are a corporation incorporated under the Canada Business Corporations Act. Consequently, we are and will be governed by all applicable provincial and federal laws of Canada. Several of our directors and officers reside principally in Canada. Because these persons are located outside the United States, it may not be possible for investors to effect service of process within the United States upon those persons. Furthermore, it may not be possible for you to enforce against us or them, in or outside the United States, judgments obtained in US courts, because substantially all of our assets and the assets of these persons are located outside the United States. We have been advised that there is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon the US federal securities laws and as to the enforceability in Canadian courts of judgments of US courts obtained in actions based upon the civil liability provisions of the US federal securities laws. Therefore, it may not be possible to enforce those actions against us, our directors and officers or other persons named in this AIF.
Risk Factors Relating to Debt Securities

•	Unsecured nature of the Series 1 Debentures
Our Series 1 Debentures are direct unsecured obligations of the Company ranking equally and pari passu with all other unsecured and unsubordinated indebtedness of the Company. Our Series 1 Debentures are effectively subordinated to all existing and future secured debt of the Company, to the extent of the assets securing such debt. If the Company is involved in any bankruptcy, dissolution, liquidation, reorganization or other insolvency proceeding, the secured debt holders would be paid before the holders of Series 1 Debentures receive any amounts due under the terms of the trust indenture governing such Series 1 Debentures (the “Debenture Indenture”) to the extent of the assets securing the secured debt. In that event, a holder of our Series 1 Debentures may not be able to recover any principal or interest due to it under the terms of the Debenture Indenture.

•	Unsecured nature of obligations under guarantees
Our Series 1 Debentures are guaranteed. The obligations under the guarantees are direct unsecured obligations of each of the guarantors ranking equally and pari passu with all other unsecured and unsubordinated indebtedness of the guarantors. The obligations under such guarantees will be effectively subordinated to all existing and future secured debt of the guarantors, to the extent of the assets securing such debt. If the applicable guarantor is involved in any bankruptcy, dissolution, liquidation, reorganization or other insolvency proceeding when the Guarantee is called upon, the secured debt holders would be paid before the holders of any of our Series 1 Debentures receive any amounts due under the Debenture Indenture, pursuant to the guarantee, to the extent of the assets securing the secured debt. In that event, a

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holder of such Series 1 Debentures may not be able to recover any principal or interest due to it under the Debenture Indenture, pursuant to the guarantee.

•	Lack of liquidity
There is no public market for our Series 1 Debentures. The market price and value of our Series 1 Debentures may be affected by changes in general market conditions, fluctuations in the market for equity and debt securities, prevailing interest rates and numerous other factors beyond the Company’s control.

•	Credit risk
The likelihood that purchasers of our Series 1 Debentures will receive payments owing to them under the terms of the Debenture Indenture will depend on the financial health of NAEPI and its credit worthiness.

•	Restrictions on our ability to incur debt
The terms of our Series 1 Debentures and our Credit Facility contain restrictions on our ability to raise capital through issuing or incurring additional debt. Failure to raise capital when required could have a material adverse effect on our business, financial condition and results of operations.

•	Change of control
NAEPI may be required to repurchase all of our outstanding Series 1 Debentures upon the occurrence of a change of control. If a change of control were to occur, NAEPI may lack sufficient funds to pay the purchase price for all tendered Series 1 Debentures. NAEPI’s failure to purchase tendered debentures would constitute an event of default under the Debenture Indenture, which, without consent, might constitute a default under the terms of NAEPI’s other indebtedness.

•	Credit ratings may not reflect all risks of an investment in debt securities and may change
Credit ratings may not reflect all risks associated with an investment in our Series 1 Debentures. The credit ratings applied to our Series 1 Debentures will be an assessment by the relevant ratings agency of NAEPI’s ability to pay its obligations as of the respective dates the ratings are assigned. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of our Series 1 Debentures. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of our Series 1 Debentures. Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The credit ratings accorded to our Series 1 Debentures are not a recommendation to purchase, hold or sell our Series 1 Debentures, because ratings do not comment as to market price or suitability for a particular investor. There is no assurance that the ratings accorded to our Series 1 Debentures will remain in effect for any given period of time or that the ratings will not be revised or withdrawn entirely in the future by the relevant rating agency. Real or anticipated changes in credit ratings on our Series 1 Debentures may affect the market value of our Series 1 Debentures. In addition, real or anticipated changes in credit ratings can affect the cost of or terms on which the Company can issue debentures or incur other debt.

•	Credit ratings may not reflect all risks of an investment in debt securities and may change
Prevailing interest rates will affect the market value of our Series 1 Debentures, which may have a fixed interest rate. Assuming all other factors remain unchanged, the market value of fixed rate debt instruments such as our Series 1 Debentures will normally decline during such period as prevailing interest rates for similar debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

•	Exchange rates
Purchasers should consult their financial and legal advisors as to any specific risks entailed by an investment in securities that are denominated or payable in a currency other than the currency of the country in which they are resident or in which they conduct business (the “home currency”). Our Series 1 Debentures are denominated and payable in Canadian dollars. Depreciation of the currency in which our Series 1 Debentures are payable against a holder’s home currency would result in a decrease in the effective yield of our Series 1 Debentures or in their payout and could result in an overall loss on a home currency basis. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative of fluctuations that may occur.

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L. GENERAL MATTERS
Additional Information
Our corporate office is located at Suite 300, 18817 Stony Plain Road, Edmonton, Alberta T5S 0C2. Our corporate head office telephone and facsimile numbers are 780-960-7171 and 780-969-5599, respectively.
Additional information, including information in respect of (i) the remuneration and indebtedness of the directors and executive officers of the Company; (ii) the principal holders of our securities; and (iii) securities authorized for issuance under equity compensation plans, is contained in our management information circular for our most recent annual meeting of holders of common shares that involved the election of our directors.
Additional information relating to us, including our audited consolidated financial statements for the year ended December 31, 2014 and notes that follow, our most recent MD&A, which is incorporated by reference in this AIF and our most recent management information circular can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system at www.sec.gov and our Company’s website at www.nacg.ca.
Transfer Agent and Registrar
The transfer agent and registrar of the Company is Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.
Experts
KPMG LLP are the auditors of the Company and have confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.
Glossary of Terms
The following are definitions of certain terms commonly used in the Company industry and this AIF.
“tailings ponds” means a dam or pond that stores sand, silt, clay and water that remain following the mining and bitumen extraction process.
“in-situ” means a mining technique of injecting water underground to dissolve bitumen and bringing the impregnated water to the surface for extraction.
“mechanically stabilized wall ("MSE")” means a retaining wall constructed to stabilize unstable slopes and retain the soil on steep slopes and under crest loads.
“steam assisted gravity drainage ("SAGD")” means a mining technique of injecting steam underground to dissolve bitumen and bringing the impregnated water to the surface for extraction.
“West Texas Intermediate ("WTI")” means a grade of crude oil used as a benchmark in oil pricing. This grade is described as light because of its relatively low density, and sweet because of its low sulfur content.
“Brent Crude” means classification of sweet, light crude oil that serves as a major benchmark price for purchases of oil worldwide.
“Western Canadian Select ("WCS")” means a heavy blended crude oil composed mostly of bitumen blended with sweet synthetic and condensate diluents used as a benchmark in oil pricing.
“hydro-electric dam” means a power station that produces electrical power through the use of the gravitational force of falling or flowing water.
“liquid natural gas ("LNG")” means natural gas that has been converted to liquid form for ease of storage or transport.
“Canadian oil sands” means an area in northeastern Alberta, Canada, roughly centred on the city of Fort McMurray, where large deposits of bitumen or extremely heavy crude oil are located.
“provincial infrastructure projects” means provincially funded projects that contribute to objectives related to economic growth, a clean environment and stronger communities.

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“other Canadian resources” means other natural resources, native to Canada, that are not a component of the Canadian oil sands.
“oil sands” means the grains of sand covered by a thin layer of water and coated by heavy oil, or bitumen.
“bitumen” means the molasses-like substance that comprises the oil in the oil sands.
“muskeg” means a swamp or bog formed by an accumulation of sphagnum moss, leaves and decayed.
“overburden” means the layer of rocky, clay-like material that covers the oil sands.
“upgrading” means the conversion of heavy bitumen into a lighter crude oil by increasing the hydrogen to carbon ratio, either through the removal of carbon (coking) or the addition of hydrogen (hydro processing).
“upgrader” is a facility that upgrades bitumen into synthetic crude oil. Upgrader plants are typically located close to oil sands production.
“sustaining capital additions” are the plant, equipment and intangible asset additions that are needed to keep our existing fleet of equipment and intangible assets at their optimal useful life through capital maintenance or replacement.
“growth capital expenditures” are the plant, equipment and intangible asset additions that are needed to increase equipment capacity to perform larger or a greater number of projects and those intangible asset additions needed to increase capacity, performance or efficiency.

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EXHIBIT A
Audit Committee Charter

1.	PURPOSE
The Board of Directors (the “Board”) of North American Energy Partners Inc. (the “Company”) has established the Audit Committee (the “Committee”) for the purpose of assisting the Board in meeting its oversight responsibilities in relation to: (a) the integrity of the Company’s accounting and financial reporting processes; (b) internal controls over financial reporting; (c) controls and procedures related to disclosure; (d) the internal audit function; (e) the qualifications, independence and performance of the Company’s external auditors; (f) identification and monitoring of financial risks; (g) the processes for monitoring compliance with legal and regulatory requirements (other than those related to health, environment and safety matters); and (h) establishment and monitoring of the Company’s codes of conduct and ethics.

2.	AUTHORITY
The Committee has the authority to:

(a)	conduct or authorize investigations into any matter within its scope of responsibility;

(b)	retain and compensate independent counsel, accountants and others to advise the Committee or assist it with respect to its responsibilities;

(c)	pre-approve all audit services and permitted non-audit services performed by the Company’s external auditors and negotiate the compensation to be paid for such services;

(d)	resolve any disagreements between management and the Company’s external auditors regarding financial reporting;

(e)	seek any information it requires from employees of the Company, all of whom will be directed by management to co-operate with the Committee’s requests;

(f)	meet and communicate directly with the Company’s officers, external auditors, internal auditor, outside counsel and consultants, all as the Committee may deem necessary;

(g)	direct the Company’s internal auditor to carry out such activities as the Committee may require;

(h)	access all documents of the Company that the Committee may deem relevant to it in carrying out its responsibilities; and

(i)	undertake any other activity that may be reasonably necessary in order for the Committee to carry out its responsibilities as set out in this Charter.

3.	COMPOSITION

3.1.	The Board will appoint annually, from among its members, the Committee and its Chair. The Committee will consist of at least three and not more than six members.

3.2.
Each member of the Committee must be “independent” as that term is defined under the requirements of applicable securities laws and the standards of any stock exchange on which the Company’s securities are listed.

3.3.
Each member of the Committee must be “financially literate” in that he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to that which can reasonably be expected to be raised by the Company’s financial statements.

3.4.	At least one member of the Committee will be an “audit committee financial expert” who will possess the attributes outlined in Appendix A.

3.5.	No director currently serving on the Committee will serve on the audit committees of more than two additional public companies.

4	MEETINGS

4.1.	The Committee will meet at least once each fiscal quarter, with authority to convene additional meetings as circumstances require. A meeting may be convened by the Chair, any member of the

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Committee, the external auditors, the internal auditor, the chief executive officer of the Company or the chief financial officer of the Company. The Chair will determine the time, place and procedures for calling and conducting Committee meetings, subject to the requirements of the bylaws of the Company, of this Charter and of the Canada Business Corporations Act.

4.2.
A majority of the members of the Committee will constitute a quorum. Members of the Committee may participate in a meeting through any means which permits all parties to communicate adequately with each other. Any member not physically present but participating in the meeting through such means is deemed to be present at the meeting. A quorum, once established, is maintained even if members of the Committee leave before the meeting concludes.

4.3.	In the event of a tie vote on a resolution, the issue will be forwarded to the full board for a vote.

4.4.
A resolution signed (including signatures communicated by fax or electronic mail) by all members of the Committee entitled to vote on that resolution is as valid as if it had been passed at a meeting of the Committee.

4.5.
The Committee may invite such officers, directors and employees of the Company as it may see fit from time to time to attend at meetings and provide information pertinent to any matter being discussed. Any director of the Company is entitled to attend Committee meetings, however, only members of the Committee are eligible to vote or establish a quorum. The external auditors will be entitled to receive notice of every meeting of the Committee and to attend and be heard at the same. The Committee will periodically meet in camera alone and separately with each of the external auditors and management.

4.6.
The Chair will ensure that meeting agendas are prepared and provided in advance to members of the Committee, along with appropriate briefing materials. The Committee will keep and approve minutes of each meeting which record the decisions reached by the Committee. Once approved, the minutes will be distributed to Committee members with copies provided to the Board, the chief executive officer of the Company, the chief financial officer of the Company and the external auditors.

5.	RESPONSIBILITIES
The Committee will carry out the following responsibilities:

5.1.	Financial Reporting

(a)
Review with management and the external auditors any issues of concern with respect to financial reporting, including proposed changes in the selection or application of major accounting policies and the reasons for such changes, any complex or unusual transactions, any issues depending on management’s judgment, proposed changes to or adoption of disclosure practices, and the effects of any recent or proposed regulatory or accounting initiatives or pronouncements, all to the extent that the foregoing may be material to financial reporting.

(b)
Review with management and the external auditors their qualitative judgments about the appropriateness, not just the acceptability, of accounting principles and accounting disclosure practices used or proposed to be used, particularly the degree of aggressiveness or conservatism of the Company’s accounting principles and underlying estimates.

(c)
In reviewing with management and the external auditors the results of their year-end audit and quarterly reviews, and management's responses, review any problems or difficulties experienced by the external auditors in performing the audit and reviews, including any restrictions or limitations imposed by management and resolve any disagreements between management and the external auditors regarding these matters.

(d)
Review with management, the external auditors and legal counsel, as necessary, any litigation, claim or other contingency, including tax assessments, that could have a material effect on the financial position or operating results of the Company, and the manner in which these matters have been disclosed or reflected in the financial statements.

(e)
Review with management and the external auditors the annual audited financial statements and the related management discussion and analysis (“MD&A”) and press release; make recommendations to the Board with respect to approval thereof before being released to the

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public, and obtain an explanation from management of all significant variances between comparable reporting periods. Obtain confirmation from management and the external auditors that any GAAP reconciliation complies with the requirements of applicable securities laws.

(f)	Approve the quarterly unaudited financial statements and the related MD&A and press release prior to their release to the public.

(g)
Review with management and the external auditors any other matter required to be communicated to the Committee by the external auditors under applicable generally accepted auditing standards, applicable law and listing standards.

5.2.	Internal Controls

(a)
Review and consider the adequacy and effectiveness of the Company’s internal controls over accounting and financial reporting, including information technology security and control, and any material non-compliance with such controls.

(b)
Understand the scope of internal audits and the external auditors’ review of internal control over financial reporting and obtain reports on significant findings and recommendations, together with management’s responses.

(c)	Review management’s internal control report and the related attestation by the external auditors and discuss the same with management and external auditors.

(d)
Obtain from the chief financial officer and chief executive officer confirmation that each is prepared to sign all required annual and quarterly certificates under applicable securities law in relation to internal controls over accounting and financial reporting. Review any disclosures made by the chief financial officer and chief executive officer regarding significant deficiencies or material weaknesses in the design or operation of internal controls or any fraud that involves management or other employees who have a significant role in the Company’s internal controls.

(e)	Consider any special audit steps to be taken in light of any material internal control deficiencies.

5.3.	Disclosure Controls

(a)	Review and consider the adequacy and effectiveness of the Company’s disclosure controls and procedures, including any material non-compliance with such controls and procedures.

(b)	Review and approve the disclosure policy of the Company and periodically assess the adequacy of such policy for completeness and accuracy.

(c)	Ensure that the Company has satisfactory procedures in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements.

(d)	Monitor the activities of the Company’s Disclosure Committee.

(e)
Review and approve, and in some instances recommend approval to the Board, material financial disclosures prior to their public release or filing with securities regulators that are contained within the following documents:

(i)	any prospectus or offering document;

(ii)	annual information forms;

(iii)
all material financial information required by securities regulations (e.g., Forms 6-K, 20-F and F-4) including all exhibits thereto (including the certifications required of the Company’s principal executive officer and principal financial officer);

(iv)	any correspondence with securities regulators or government financial agencies; and

(v)	news or press releases containing audited or unaudited financial information, including the type and presentation of information and in particular any pro-forma or non-GAAP information.

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(f)
Review and approve, and in some instances recommend approval to the Board, material financial disclosures prior to their public release or filing with securities regulators that relate to related-party transactions or off balance sheet structures.

5.4.	Internal Audit
The Company currently outsources its internal audit work. Within this framework, the Committee will:

(a)	Review management’s proposed appointment or replacement of the internal auditor.

(b)	Review and approve the annual internal audit plan and scope of work and ensure that the internal audit plan is coordinated with the activities of the external auditors.

(c)	Review all internal audit reports and management’s responses.

(d)
Ensure that the internal auditor has direct and open communication with the Committee in the course of internal audit work, and ensure that no unjustified restrictions or limitations are imposed on the internal auditor and that any other disagreements with management are resolved.

(e)
Review the effectiveness of the internal audit function on an annual basis, including, resources, qualifications of internal audit staff, the internal auditor’s working relationship with the external auditors and compliance by the internal auditor with the relevant codes and standards of The Institute of Internal Auditors. The internal auditor reports functionally to the Chair of the Audit Committee

5.5.	External Audit

(a)
Advise the board with respect to the selection, appointment, retention, compensation and replacement of the external auditors. In the event of a change of external auditors, review all issues and provide documentation to the Board related to the change, including the information to be included in the Notice of Change of Auditors and the planned steps for an orderly transition period.

(b)	Oversee the work and evaluate the qualifications and performance of the external auditors, in the course of which evaluation the Committee will:

(i)
annually obtain and review a report by the external auditors describing: (A) the external auditors’ internal quality control procedures; (B) any material issues raised by the most recent internal quality control review, or peer review, of the external auditors or by any inquiry or investigation by government or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors and any steps taken to deal with such issues; and (C) all relationships between the external auditors and the Company (in order to assess the auditors’ independence);

(ii)
annually review and evaluate senior members of the external audit team, including their expertise and qualifications and take into consideration the opinions of management and the internal auditor in that regard; and

(iii)	report all of its findings and conclusions with respect to the external auditors to the Board.

(c)	Annually review and confirm with management and the external auditors the independence of the external auditors, which review will include but will not be limited to:

(i)
ensuring receipt at least annually from the external auditors of a formal written statement delineating all relationships between the external auditors and the Company, including non-audit services provided to the Company, and outlining the extent to which the compensation of the audit partners of the external auditors is based upon selling non-audit services;

(ii)	considering and discussing with the external auditors any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the external auditors;

(iii)	enquiring into and determining the appropriate resolution of any conflict of interest in respect of the external auditors;

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(iv)	reviewing the timing and process for implementing the rotation of the lead audit partner, the reviewing partner and other partners providing audit services to the Company;

(v)	considering whether there should be a regular rotation of the audit firm itself;

(vi)
reviewing and approving the Company’s hiring policies regarding the hiring of partners, employees and former partners and employees of the Company’s existing and former external auditors and ensuring a “cooling off” period of at least one year before any such persons can become employees of the Company in a financial oversight role.

(d)	Ensure that the external auditors report directly to the Committee and that they are ultimately accountable to the Committee and to the Board as representatives of the shareholders of the Company.

(e)
Review and approve the annual audit plan prior to the annual audit of the Company’s financial statements being undertaken by the external auditors, including review of the proposed scope and approach of the external auditors and the coordination of effort with internal audit.

(f)
Ensure that the external auditors have direct and open communication with the Committee and that the external auditors meet regularly with the Committee without the presence of management to discuss any matters that the Committee or the external auditors believe should be discussed privately.

(g)	Review and approve the basis and amount of the external auditors’ fees with respect to the annual audit and the quarterly reviews.

(h)
Review and pre-approve all non-audit services to be provided to the Company or its subsidiaries by the external auditors and the engagement fees in respect to such services, provided that the Chair of the Committee, on behalf of the Committee, is authorized to pre-approve any non-audit services and the related engagement fees up to an amount of $20,000 per engagement. At the next Committee meeting, the Chair will report to the Committee any such pre-approval given.

5.6.	Financial Risk Management

(a)	Review the Company’s major financial risk exposures and approve the Company’s policies to manage such financial risk.

(b)	Monitor management of hedging, debt and credit, make recommendations to the Board respecting management of such risks and review the Company’s compliance with the same.

(c)	Monitor management’s communication and implementation of the Anti-Fraud Policy and review compliance with such Policy by, among other things, receiving reports from management on:

(i)	any investigations of fraudulent activity;

(ii)	monitoring activities in relation to fraud risks and controls; and

(iii)	assessments of fraud risk.

(d)	Periodically review and approve the adequacy and appropriateness of the Anti-Fraud Policy and management’s implementation of the same.

5.7.	Code of Conduct and Ethics Reporting

(a)	Review the policies and procedures established by management for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding financial reporting, accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(b)	Monitor management’s communication and implementation of the Code of Conduct and Ethics Policy and review compliance with such Policy by, among other things:

(i)	reviewing on a timely basis serious violations of the Code of Conduct and Ethics Policy; and

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(ii)	reviewing on a summary basis at least quarterly all reported violations of the Code of Conduct and Ethics Policy.

(c)	Periodically review the adequacy and appropriateness of the Code of Conduct and Ethics Policy and management’s implementation of the same and make recommendations to the Board in that regard.

5.8.	Legal and Regulatory Compliance

(a)
Review the effectiveness of the system for monitoring compliance with laws and regulations (other than those related to health, environment and safety matters) and the results of management’s investigation and follow-up (including disciplinary action) of any instances of non-compliance. Review the findings of any examination by regulatory authorities and any external auditors’ observations relating to such matters.

(b)
Obtain regular updates from management and legal counsel regarding compliance matters, including compliance with applicable financial, tax or securities regulations and the accuracy and timeliness of filings with regulators.

(c)	Review any litigation, claim or other contingent liability, including any tax reassessment that could have a material effect on the financial statements.

(d)
Monitor compliance by the Company with all payments and remittances required to be made in accordance with applicable law, where the failure to make such payments could render the directors of the Company personally liable.

5.9.	Other Responsibilities

(a)	Regularly report to the Board about Committee activities, issues and related recommendations, including such matters as the Board may from time to time refer or delegate to the Committee.

(b)
Annually assess the adequacy of this Charter, submit such evaluation to the Governance Committee and recommend any proposed changes to the Governance Committee to bring forward to the Board for approval.

(c)	Evaluate the performance and effectiveness of the Committee on an annual basis.

(d)	Provide an open avenue of communication between the external auditors and the Board.

(e)
Perform any other activities consistent with the Committee’s mandate, the Company’s governing laws and the regulations of relevant stock exchanges as the Committee or the Board deems necessary or appropriate.

6.	GENERAL

6.1.
While the Committee will have the responsibilities and powers set forth in this Charter, it will not be the responsibility of the Committee to determine whether the Company’s financial statements are complete, accurate or prepared in accordance with generally accepted accounting principles, to manage financial risks or to conduct audits. These are the responsibilities of management and the external auditors in accordance with their respective roles.

6.2.
The Committee will take reasonable steps to ensure that management establishes and maintains the controls, procedures and processes that comply with all appropriate laws, regulations or policies of the Company. It is not the responsibility of the Committee to conduct investigations or to ensure compliance with laws, regulations or Company policies.

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Prepared By:	Approved By:	Date of Approval and Issue:

/s/ Jordan Slator	/s/ Allen Sello	February 17, 2015

Jordan Slator	Allen Sello, Chair
General Counsel	Audit Committee
and Secretary

Appendix A: Audit Committee Financial Expert
At least one member of the Committee will be an “audit committee financial expert” who will possess the attributes outlined below:

1.	An understanding of generally accepted accounting principles and financial statements;

2.	The ability to assess the general application of generally accepted accounting principles in connection with the accounting for estimates, accruals and reserves;

3.
Experience in preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience in actively supervising one or more persons engaged in such activities;

4.	An understanding of internal control over financial reporting; and

5.	An understanding of audit committee functions.
As provided in the rules of the SEC, the designation or identification of a person as an audit committee financial expert does not (a) impose on that person any duties, obligations or liability that are greater than the duties, obligations or liability imposed on that person as a member of the Committee and the Board in the absence of such designation or identification or (b) affect the duties, obligations or liability of any other member of the Committee or the Board.
A member of the Committee may qualify as an audit committee financial expert as a result of his or her:

a)
education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d)	other relevant experience.

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